Form 10KSB40, Exhibit 13
period 1999-12-31
CITIZENS BANCSHARES CORP /GA/
filed 2000-03-30
CIK 813640

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citizens Bancshares Corporation:

We have audited the accompanying consolidated balance sheets of Citizens Bancshares Corporation and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 1999 and 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The consolidated financial statements give retroactive effect to the merger of Citizens Bancshares Corporation and First Southern Bancshares, Inc. in 1998, which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. The consolidated statements of income, changes in stockholders' equity, and cash flows of Citizens Bancshares Corporation and subsidiary for the year ended December 31, 1997, prior to their restatement for the 1998 pooling of interests, were audited by other auditors. The contribution of Citizens Bancshares and subsidiary to total consolidated revenues for 1997 was 65.4% of its respective restated total. The consolidated financial statements of First Southern Bancshares, Inc. and subsidiaries for the year ended December 31, 1997, were audited and reported on separately by other auditors. We audited the combination of the accompanying consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1997, after restatement for the 1998 pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in Note 2 to the consolidated financial statements.

/s/ Deloite & Touche LLP
Atlanta, Georgia

February 18, 2000     (March 10, 2000 as to Note 17)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders

First Southern Bancshares, Inc. Lithonia, Georgia:

We have audited the accompanying consolidated balance sheets of First Southern Bancshares, Inc. (the "Company") and subsidiaries as of December 31, 1997 and the related consolidated statements of income, stockholders' equity and cash flows for the two years ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Southern Bancshares, Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Banks, Finley, White & Co.
Atlanta, Georgia
February 6, 1998

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders

Citizens Bancshares Corporation

We have audited the consolidated balance sheets of Citizens Bancshares Corporation and subsidiary as of December 31,1997, and the related statement of earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Bancshares Corporation and subsidiary, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles

/s/ Porter Keadle Moore, LLP
Atlanta, Georgia
November 23, 1998

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

	December 31,
ASSETS	1999	1998

Cash and due from banks, including reserve
requirements of $4,314,000 and $3,009,000	$ 11,898,005	$ 13,081,313
Federal funds sold	655,000	553,000
Interest bearing deposits with banks	561,240	11,124,636
Investment securities available for sale, at fair value (amortized cost
of $46,541,957 - 1999 and $35,287,273 - 1998, respectively)	44,827,466	36,175,370
Investment securities held to maturity, at cost (estimated fair value
of $7,152,259 - 1999 and $14,516,213 - 1998, respectively)	7,223,991	14,314,194
Other investments	1,929,150	1,270,950
Loans held for sale	-	405,550
Loans, net	132,010,002	116,958,681
Property held for sale	1,404,686	-
Premises and equipment, net	5,992,609	5,956,775
Cash surrender value of life insurance	4,922,745	4,029,726
Foreclosed real estate, net	318,450	147,378
Other assets	3,767,100	2,809,291

	$ 215,510,444	$ 206,826,864

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest-bearing deposits	$ 52,895,776	$ 49,612,546
Interest-bearing deposits	129,917,174	135,059,565

Total deposits	182,812,950	184,672,111

Accrued expenses and other liabilities	2,980,627	2,198,050
Notes payable	835,000	1,427,443
Advances from Federal Home Loan Bank	10,000,000	-

Total liabilities	196,628,577	188,297,604

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - $1 par value; 5,000,000 shares
authorized; 2,230,065 and 2,164,065 shares issued
and outstanding at December 31, 1999 and 1998, respectively	2,230,065	2,164,065
Nonvoting common stock - $1 par value; 5,000,000 shares authorized;
90,000 issued and outstanding at December 31, 1999	90,000	-
Additional paid-in capital	7,444,693	6,173,505
Retained earnings	11,162,475	9,606,515
Treasury stock, 91,852 shares at cost at December 31, 1999	(920,068)	-
Accumulated other comprehensive income (loss) - unrealized
gain (loss) on investment securities available for sale	(1,125,298)	585,175

Total stockholders' equity	18,881,867	18,529,260

	$ 215,510,444	$ 206,826,864
See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

	Year Ended December 31,
	1999	1998	1997

Interest income:
Loans, including fees	$ 12,356,437	$ 11,391,213	$ 11,261,174
Investment securities:
Taxable	2,672,356	1,896,510	2,570,971
Tax-exempt	451,875	335,317	225,686
Dividends	101,782	107,481	117,674
Federal funds sold	65,481	102,674	233,887
Interest-bearing deposits	256,498	564,418	45,398

Total interest income	15,904,429	14,397,613	14,454,790

Interest expense:
Deposits	5,150,138	5,080,536	4,921,114
Other borrowings	319,496	108,539	211,809
Total interest expense	5,469,634	5,189,075	5,132,923

Net interest income	10,434,795	9,208,538	9,321,867

Provision for loan losses	287,000	175,000	301,000

Net interest income after provision for
loan losses	10,147,795	9,033,538	9,020,867

Noninterest income:
Service charges on deposit accounts	3,611,738	3,966,959	4,195,811
Gain on sales of securities	6,870	380,510	5,863
Gain on sales of assets	-	-	39,142
Gain on sales of loans	-	-	75,467
Origination fees from mortgage company	3,297,979	3,150,028	1,551,394
Other operating income	947,030	841,537	753,321

Total noninterest income	7,863,617	8,339,034	6,620,998

Noninterest expense:
Salaries and employee benefits	7,528,195	7,355,975	8,038,754
Net occupancy and equipment	2,447,807	2,549,798	2,628,806
Other operating expenses	5,498,202	4,997,684	4,522,305

Total noninterest expense	15,474,204	14,903,457	15,189,865

Income before income taxes	2,537,208	2,469,115	452,000

Income tax expense	656,637	702,819	134,897

Net income	$ 1,880,571	$ 1,766,296	$ 317,103

Net income per share - basic and diluted	$ 0.87	$ 0.82	$ 0.15

Weighted average outstanding shares - basic and diluted	2,174,770	2,164,290	2,157,977

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

									Accumulated
			Nonvoting		Additional				Other
	Common Stock		Common Stock		Paid-in	Treasury Stock		Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	Par Value	Earnings	Income	Total

Balance, January 1, 1997	2,127,352	$ 2,127,352	-	-	$ 5,964,600	(2,194)	$ (10,913)	$ 7,550,791	$ 357,491	$15,989,321

Net income	-	-	-	-	-	-	-	317,103	-	317,103
Unrealized holding gains arising during the period,
net of taxes of $148,594	-	-	-	-	-	-	-	-	288,448	288,448
Less: Reclassification adjustment for gains included in net income,
net of taxes of $1,993									(3,870)	(3,870)
Comprehensive income										601,681
Sale of common stock	39,359	39,359	-	-	221,641	-	-	-	-	261,000
Dividends declared - $0.013 per share	-	-	-	-	-	-	-	(27,675)	-	(27,675)

Balance, December 31, 1997	2,166,711	2,166,711	-	-	6,186,241	(2,194)	(10,913)	7,840,219	642,069	16,824,327

Net income	-	-	-	-	-	-	-	1,766,296	-	1,766,296
Unrealized holding gains arising during the period, net
of taxes of $96,874	-	-	-	-	-	-	-	-	194,243	194,243
Less: Reclassification adjustment for gains included in
net income, net of taxes of $129,373	-	-	-	-	-	-	-	-	(251,137)	(251,137)
Comprehensive income										1,709,402
Purchase and retirement of fractional shares	(452)	(452)	-	-	(4,017)	-	-	-	-	(4,469)
Retirement of treasury stock	(2,194)	(2,194)	-	-	(8,719)	2,194	10,913	-	-	-

Balance, December 31, 1998	2,164,065	2,164,065	-	-	6,173,505	-	-	9,606,515	585,175	18,529,260

Net income	-	-	-	-	-	-	-	1,880,571	-	1,880,571

Unrealized holding losses arising during the period, net of taxes of $889,779	-	-	-	-	-	-	-	-	(1,705,939)	(1,705,939)
Less: Reclassification adjustment for gains included in
net income, net of taxes of $2,336	-	-	-	-	-	-	-	-	(4,534)	(4,534)
Comprehensive income										170,098
Issuance of common stock	66,000	66,000	90,000	90,000	1,326,000	-	-	-	-	1,482,000
Purchase of treasury stock	-	-	-	-	-	(103,000)	(1,031,735)	-	-	(1,031,735)
Sale of treasury stock	-	-	-	-	(54,812)	11,148	111,667	-	-	56,855
Dividends declared - $0.15 per share	-	-	-	-	-	-	-	(324,611)	-	(324,611)

Balance, December 31, 1999	2,230,065	$2,230,065	90,000	$ 90,000	$ 7,444,693	(91,852)	$ (920,068)	$11,162,475	$ (1,125,298)	$18,881,867

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

	Year Ended December 31,
	1999	1998	1997

OPERATING ACTIVITIES:
Net income	$ 1,880,571	$ 1,766,296	$ 317,103
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	287,000	175,000	301,000
Provision for losses on foreclosed real estate	20,102	227,042
Depreciation	1,078,610	1,086,087	1,213,217
Amortization and accretion, net	14,697	(30,670)	20,505
Provision for deferred income taxes	5,284	18,299	(159,377)
Gain on sale of assets and securities	(6,870)	(380,510)	(58,295)
Gain on sale of loans	-	-	(75,467)
Change in mortgage loans held for sale	405,550	217,050	(622,600)
Change in other assets	517,528	251,290	(134,196)
Change in accrued expenses and other liabilities	515,690	(339,169)	(581,281)

Net cash provided by operating activities	4,718,162	2,990,715	220,609

INVESTING ACTIVITIES:
Proceeds from maturities of investments:
Securities held to maturity	7,077,151	9,629,597	10,435,680
Securities available for sale	5,649,203	14,143,081	6,096,540
Purchases of investments:
Securities held to maturity	-	(789,006)	-
Securities available for sale	(16,888,592)	(38,609,930)	(7,116,098)
Proceeds from sales of investment securities available for sale	-	360,017	7,232,734
Purchase of other investments	(925,300)	(157,900)	(1,530,100)
Proceeds from sales of other investments	267,100	886,200	144,300
Purchases of loans	-	-	(1,644,318)
Net change in loans	(16,001,200)	2,416,090	(5,787,118)
Purchases of premises and equipment	(2,529,698)	(1,198,593)	(1,256,298)
Proceeds from sale of premises and equipment	10,568	-	-
Increase of cash value life insurance policies	(893,019)	(389,681)	(2,500,000)
Proceeds from sale of real estate acquired through foreclosure	140,016	830,256	289,599
Net expenditures on foreclosed real estate	-	(16,644)	(52,046)
Net change in interest bearing deposits with banks	10,563,396	(10,268,078)	(856,558)
Net change in Federal Funds sold	(102,000)	2,903,000	8,044,000

Net cash (used in) provided by investing activities	(13,632,375)	(20,261,591)	11,500,317

			(Continued)

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

	Year Ended December 31,
	1999	1998	1997

FINANCING ACTIVITIES:
Net change in deposits	$ (1,859,161)	$ 20,728,771	$ (14,401,807)
Borrowings from line of credit	-	1,152,443	-
Principal payments on debt	(592,443)	(585,000)	(305,000)
Payments on capital lease	-	-	(16,555)
Net change in FHLB advances	10,000,000	(1,576,298)	1,576,298
Issuance of common stock	1,482,000	-	261,000
Purchase and retirement of common stock	-	(4,469)	-
Sale of treasury stock	56,855	-	-
Purchase of treasury stock	(1,031,735)	-	-
Dividends paid	(324,611)	-	(25,175)

Net cash provided by (used in) financing activities	7,730,905	19,715,447	(12,911,239)

Net change in cash and due from banks	(1,183,308)	2,444,571	(1,190,313)

CASH AND DUE FROM BANKS
Beginning of year	13,081,313	10,636,742	11,827,055

End of year	$ 11,898,005	$ 13,081,313	$ 10,636,742

Supplemental disclosures of cash paid during the year for:
Interest	$ 5,481,249	$ 5,344,853	$ 4,938,377
Income taxes	$ 768,059	$ 908,546	$ 145,030
Supplemental disclosure of noncash investing activities:
Real estate acquired through foreclosure	$ 64,303	$ 112,735	$ 908,388
Financed sales of other real estate	$ -	$ -	$ 61,673
Change in unrealized gain (loss) on investment
securities available for sale, net of tax	$ (1,710,473)	$ (56,894)	$ 284,578

Supplemental disclosure of noncash financing activity -
Retirement of treasury stock	$ -	$ 10,913	$ -

See notes to consolidated financial statements.			(Concluded)

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS ENDED
DECEMBER 31, 1999, 1998 AND 1997

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies:

Business - Citizens Bancshares Corporation and subsidiaries (the "Company") is a holding company that provides a full range of commercial banking and mortgage brokerage services to individual and corporate customers in metropolitan Atlanta through its wholly owned subsidiaries, Citizens Trust Bank (the "Bank") and Citizens Trust Bank Mortgage Services, Inc. ("CTBM"). The Bank operates under a state charter and serves its customers in metropolitan Atlanta through ten full-service branches. Effective January 30, 1998, the Company consummated its merger with First Southern Bancshares, Inc. and subsidiaries (see Note 2). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation - The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and with general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term are the allowance for loan losses and valuation allowances associated with the recognition of deferred tax assets.

Cash and Due from Banks - Cash and due from banks includes cash on hand and amounts due from banks.

Investment Securities - The Company classifies investments in one of three categories based on management's intent upon purchase: held to maturity securities which are reported at amortized cost, trading securities which are reported at fair value with unrealized holding gains and losses included in earnings, and available for sale securities which are recorded at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income. The Company had no investment securities classified as trading securities during 1999 or 1998.

Premiums and discounts on available for sale and held to maturity securities are amortized or accreted using a method which approximates a level yield.

Gains and losses on sales of investment securities are recognized upon disposition, based on the adjusted cost of the specific security. A decline in market value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Other Investments - Other investments consist of Federal Home Loan Bank stock and Federal Reserve Bank stock which is restricted and has no readily determinable market value. These investments are carried at cost.

Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. During 1999 and 1998, the Company did not originate any FHA loans nor did it service any such loans.

Loans and Allowance for Loan Losses - Loans are reported at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is recognized on a level-yield basis. Loan fees and certain direct origination costs are deferred and amortized over the estimated terms of the loans using the level-yield method. Discounts on loans purchased are accreted using the level-yield method over the estimated remaining life of the loan purchased.

Management considers a loan to be impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

Loans are generally placed on nonaccrual status when the full and timely collection of principal or interest becomes uncertain or the loan becomes contractually in default for 90 days or more as to either principal or interest unless the loan is well collateralized and in the process of collection. When a loan is placed on nonaccrual status, current period accrued and uncollected interest is charged off against interest income on loans unless management feels the accrued interest is recoverable through the liquidation of collateral. Interest income, if any, on impaired loans is recognized on the cash basis.

The allowance for loan losses is based on management's evaluation of the loan portfolio under current economic conditions, historical loan loss experience, adequacy of collateral, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. The Company's process for determining an appropriate allowance for loan losses includes management's judgment and use of estimates. A general reserve of .8% is applied to the portion of the loan portfolio that is noncriticized. A specific reserve is applied to all criticized loans using a percentage formula related to the degree of impairment based on the standard industry and regulatory grading systems as follows: 2.5% for loans graded "Special Mention", 15% for loans graded "Substandard", 50%, for loans graded "Doubtful" and 100% for loans graded "Loss."

The aggregate of these reserves plus specific allowances as needed is compared to the actual reserve to determine the adequacy of the allowance for loan losses. The adequacy of the allowance for loan losses is reviewed on a monthly basis by management and the Board of Directors. On a quarterly basis a comprehensive review of the adequacy of allowance for loan losses is performed. This assessment is made in the context of historical losses as well as existing economic conditions, performance trends within specific portfolio segments and individual concentrations of credit.

Additions to the allowance for loan losses are made by monthly charges to the provision for loan losses. The level of provision for loan losses is established annually based on historical net charge-offs, projected growth of the loan portfolio and economic conditions.

Loans are charged against the allowance when, in the opinion of management, such loans are deemed to be uncollectible and subsequent recoveries are added to the allowance.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the metropolitan Atlanta area. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment is as follows:

Buildings and improvements	5-40 years
Furniture and equipment	3-10 years

Foreclosed Real Estate - Foreclosed real estate is reported at the lower of cost or fair value less estimated disposal costs, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a charge-off against the allowance for loan losses. Any subsequent declines in value are charged to earnings.

Intangible Assets - Intangible assets include deposit assumption premiums from the purchase of certain assets and liabilities of another financial institution. Deposit assumption premiums are amortized over five years, the estimated average life of the deposit base acquired, using the straight-line method.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of a deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Net Income Per Share - Basic net income per common share (EPS) is computed based on net income divided by the weighted average number of common shares outstanding. Diluted EPS is computed based on net income divided by the weighted average number of common and potential common shares. The only potential common share equivalents are those related to stock options; however, such options were antidilutive, so diluted EPS is the same as basic EPS.

Stock Options - Stock options are accounted for using the intrinsic value approach under Accounting Principle Board Opinion No. 25.

Recent Accounting Developments - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement is effective for the Bank's fiscal year beginning January 1, 2001. The Bank has not completed the process of evaluating the impact that will result from adopting SFAS 133. The Bank is therefore unable to discuss the impact that adoption of SFAS 133 will have on its financial position and results of operations when the standard is adopted.

Reclassifications - Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

2.     ACQUISITION

Effective January 30, 1998, the Company consummated its merger of First Southern Bank and FSB Mortgage Services into the Company. The company exchanged 837,027 shares of its common stock and cash of approximately $4,469 for all of the stock and options to acquire common stock of First Southern Bancshares, Inc. ("FSB"), parent company of First Southern Bank and FSB Mortgage Services. The merger was accounted for as a pooling of interests. The financial statements of the Company for the year ended December 31, 1997, have been restated to include First Southern Bancshares, First Southern Bank and FSB Mortgage Services.

The results of operations for the twelve months ended December 31, 1998 include the consolidated FSB results of operations prior to the consummation date as follows:

	Total Revenue	Net Income

Company	$ 21,769,612	$ 1,712,931
FSB	700,035	53,365

Combined	$ 22,469,647	$ 1,766,296

A reconciliation of consolidated revenues, net income and net income per share as previously reported with restated amounts for the year ended December 31, 1997 are as follows:

			Net Income Per
	Total	Net	Common Share-
	Revenue	Income	Basic
	1997	1997	1997

Company, as previously reported	$ 13,716,967	$ 84,256	$0.06
FSB	7,243,821	232,847	$0.42

Company, as restated	$ 20,960,788	$ 317,103	$0.15

3.     INVESTMENT SECURITIES

Investment securities held to maturity are summarized as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

At December 31, 1999:

U.S. Treasury and
U.S. Government agencies	$ 599,341	$ -	$ 4,114	$ 595,227
Mortgage-backed securities	3,242,666	22,013	28,751	3,235,928
State, county, and municipal securities	3,381,984	4,430	65,310	3,321,104

Totals	$ 7,223,991	$ 26,443	$ 98,175	$ 7,152,259

At December 31, 1998:

U.S. Treasury and
U.S. Government agencies	$ 4,998,125	$ 16,954	$ -	$ 5,015,079
Mortgage-backed securities	5,634,205	94,843	21,716	5,707,332
State, county, and municipal securities	3,681,864	111,938	-	3,793,802

Totals	$ 14,314,194	$ 223,735	$ 21,716	$ 14,516,213

Investment securities available for sale are summarized as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 1999:

U.S. Treasury and
U.S. Government agencies	$ 40,001,742	$ -	$ 2,030,806	$ 37,970,936
State, county, and municipal securities	6,398,338	5,998	414,741	5,989,595
Mortgage-backed securities	124,776	1,800	-	126,576
Equity securities	17,101	723,258	-	740,359

Totals	$ 46,541,957	$ 731,056	$ 2,445,547	$ 44,827,466

At December 31, 1998:

U.S. Treasury and
U.S. Government agencies	$ 29,099,264	$ 40,020	$ 120,909	$ 29,018,375
State, county, and municipal securities	6,009,388	122,600	4,510	6,127,478
Mortgage-backed securities	161,520	2,076	-	163,596
Equity securities	17,101	848,820	-	865,921

Totals	$ 35,287,273	$ 1,013,516	$ 125,419	$ 36,175,370

The amortized costs and fair values of investment securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with and without call or prepayment penalties.

	Held to Maturity		Available for Sale
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$ 749,341	$ 745,493	$ -	$ -
Due after one year through five years	1,447,494	1,446,006	21,791,574	20,880,380
Due after five years through ten years	510,000	512,670	18,953,523	17,806,898
Due after ten years	1,274,490	1,212,162	5,654,983	5,273,253
Mortgage-backed securities	3,242,666	3,235,928	124,776	126,576
Equity securities	-	-	17,101	740,359

	$ 7,223,991	$ 7,152,259	$ 46,541,957	$ 44,827,466

Gross realized gains on securities were $6,870, $380,510, and $5,863 in 1999, 1998, and 1997, respectively. There were no gross realized losses on securities during this period.

Investment securities with carrying values of $40,628,598 and $32,024,649 at December 31, 1999 and 1998, respectively, were pledged to secure public funds on deposit and for other purposes as required by law.

4.     LOANS

Loans outstanding, by classification, are summarized as follows:

	December 31,
	1999	1998

Commercial, financial, and agricultural	$ 45,766,378	$ 37,506,002
Installment	11,935,202	10,763,727
Real estate - mortgage	48,197,864	48,244,210
Real estate - construction	6,840,121	5,297,879
Other	21,129,141	17,096,157
	133,868,706	118,907,975
Less: Net deferred loan fees	246,517	246,771
Allowance for loan losses	1,612,187	1,702,523

	$ 132,010,002	$ 116,958,681

The Company's concentrations of credit risk are as follows:

  A substantial portion of the Company's loan portfolio is collateralized by real estate in metropolitan Atlanta. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the metropolitan Atlanta area.
  The Company's loans to area churches were approximately $37.5 million and $36.7 million at December 31, 1999 and 1998, respectively, which are generally secured by real estate. The balance of such loans represents the accounting loss the Company could incur if any party to these loans failed completely to perform according to the terms of the contract and the collateral proved to be of no value.

Activity in the allowance for loan losses is summarized as follows:

	Years Ended December 31,
	1999	1998	1997

Balance at beginning of year	$ 1,702,523	$ 1,751,798	$ 1,806,362
Provision	287,000	175,000	301,000
Loans charged off	(645,065)	(445,330)	(674,072)
Recoveries on loans previously charged-off	267,729	221,055	318,508

Balance at end of year	$ 1,612,187	$ 1,702,523	$ 1,751,798

Nonaccrual loans amounted to $1,114,159 and $1,683,129 at December 31, 1999 and 1998, respectively.

At December 31, 1999 and 1998, the recorded investment in loans that are considered to be impaired was $1,975,316 and $3,398,044, respectively. The related allowance for loan losses for each of these loans was $434,710 and $568,431, respectively. The average investment in impaired loans during 1999 and 1998 was $2,460,411 and $3,104,825, respectively. Interest income recognized on impaired loans was approximately $210,000, $233,000, and $144,000 in 1999, 1998, and 1997. Interest income recognized on a cash basis was approximately $131,000, $38,000, and $119,000 for 1999, 1998, and 1997, respectively.

The Company has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes such loans are made substantially on the same terms as those prevailing at the time for comparable transactions with unaffiliated customers. The following table summarizes the activity in these loans during 1999:

Balance at December 31, 1998	$ 6,127,090
New loans	1,540,809
Repayments	(1,031,673)

Balance at December 31, 1999	$ 6,636,226

5.     PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	1999	1998

Land	$ 1,236,474	$ 1,236,474
Buildings and improvements	4,030,640	3,959,793
Furniture and equipment	7,258,759	6,263,014

	12,525,873	11,459,281
Less accumulated depreciation	6,533,264	5,502,506

	$ 5,992,609	$ 5,956,775

6.     DEPOSITS

The following is a summary of interest-bearing deposits:

	1999	1998

NOW and money market accounts	$ 38,682,248	$ 43,615,041
Savings accounts	22,428,580	23,244,202
Time deposits of $100,000 or more	37,093,950	34,524,816
Other time deposits	31,712,396	33,675,506

	$ 129,917,174	$ 135,059,565

At December 31, 1999, maturities of time deposits are approximately as follows:

1999

2000	$ 58,446,881
2001	5,339,805
2002	1,525,516
2003	2,005,660
2004 and thereafter	1,488,484
$ 68,806,346

7.     OTHER BORROWINGS

Notes Payable - At December 31, 1999 and 1998, the Company had $835,000 and $1,035,000, respectively, outstanding under two unsecured notes payable. The notes bear interest at a rate 50 basis points below the lender's prime rate (8.00% at December 31, 1999) and is payable quarterly. Principal in the amount of $348,108 is due May 1, 2000 and the remaining principal is due June 30, 2000.

At December 31, 1998, the Company had $392,443 outstanding under a $10,000,000 line of credit. The line of credit bore interest at a rate equal to 200 basis points above LIBOR (7.75% at December 31, 1998) and was payable monthly. At December 31, 1999, there are no amounts outstanding under the line of credit.

Federal Home Loan Bank (FHLB) Advances - The Bank had outstanding advances of $10,000,000 from the FHLB at December 31, 1999 and no outstanding amounts at December 31, 1998. The outstanding advances bear interest at a fixed rate of 5.07%. The advances are due September 30, 2009; however, the FHLB shall have the option on March 30, 2000 to convert the advances into a floating rate advance based on LIBOR. The advances are collateralized by investment securities in the amount of $11,100,000.

8.     INCOME TAXES

The components of income tax expense consist of:

	1999	1998	1997

Current tax expense	$ 651,353	$ 684,520	$ 304,417
Deferred tax expense (benefit)	5,284	18,299	(169,520)

	$ 656,637	$ 702,819	$ 134,897

Income tax expense for the years ended December 31, 1999, 1998 and 1997 differed from the amounts computed by applying the statutory federal income tax rate of 34% to earnings before income taxes as follows:

	1999	1998	1997

Income tax expense at statutory rate	$ 862,651	$ 839,500	$ 153,680
Tax-exempt interest income, net of
disallowed interest expense	(148,303)	(113,601)	(74,528)
Non-deductible expenses	3,674	7,899	48,271
Other, net	(61,385)	(30,979)	7,474

Income tax expense	$ 656,637	$ 702,819	$ 134,897

The tax effects of temporary differences that give rise to significant amounts of deferred tax assets and deferred tax liabilities are presented below:

	1999	1998
Deferred tax assets:
State net operating losses and credits	$ 1,134,026	$ 1,212,722
Loans, principally due to difference in allowance
for loan losses and deferred loan fees	485,904	481,632
Nonaccrual loan interest	24,075	10,649
Postretirement benefit accrual	125,357	112,331
Net unrealized loss on securities available for sale	579,699	-
Other	39,486	67,201
Gross deferred tax asset	2,388,547	1,884,535
Valuation allowance	(1,231,944)	(1,306,446)

Total deferred tax assets	1,156,603	578,089

Deferred tax liabilities:
Premises and equipment	18,034	14,582
Net unrealized gain on securities available for sale	-	301,453
Other	4,000	3,355

Total deferred tax liabilities	22,034	319,390

Net deferred tax assets	$ 1,134,569	$ 258,699

The Company has, at December 31, 1999, net operating loss carryforwards of approximately $15,945,500 for state income tax purposes, which expire in years 2000 through 2011, and state income tax credits of approximately $177,000 which expire in years 2000 through 2004. Due to the uncertainty relating to the realizability of these carryforwards and credits, management currently considers it more likely than not that not all related deferred tax assets will be realized, thus, a full valuation allowance has been provided for all state tax attributes at December 31, 1999.

9.     EMPLOYEE BENEFITS

Defined Contribution Plan - The Company sponsors a defined contribution 401(k) plan covering substantially all full-time employees. Employee contributions are voluntary. The Company matches 25% of the employee contributions up to a maximum of 6% of compensation. During the years ended December 31,1999, 1998, and 1997, the Company recognized $106,418, $96,470, and $64,453, respectively, in expenses related to this plan.

Other Postretirement Benefit Plans - In addition to the Company's defined contribution plan, the Company sponsors postretirement medical and life insurance benefits to full-time employees who meet certain minimum age and service requirements. The plan contains cost sharing features with retirees.

The following table presents the plan's change in benefit obligation for the years ended
December 31,1999 and 1998:

	1999	1998

Benefit obligation at beginning of year	$ 201,150	$ 231,314
Service cost	28,184	27,004
Interest cost	14,004	18,238
Change in assumption	(14,463)	10,918
Actuarial gain	(51,671)	(84,121)
Company contributions for retirees	(2,027)	(2,203)

Benefit obligation at end of year	$ 175,177	$ 201,150

The following table presents the plan's funded status reconciled with amounts recognized in the consolidated balance sheets at December 31, 1999 and 1998:

	1999	1998

Accumulated postretirement benefit obligation	$ (175,177)	$ (201,150)
Unrecognized transition obligation	224,637	240,682
Unrecognized prior service cost	(104,390)	(111,349)
Unrecognized actuarial gain	(239,915)	(187,764)

Accrued postretirement benefit cost
included in other liabilities	$ (294,845)	$ (259,581)

Net periodic postretirement benefit cost includes the following components:
	Years Ended December 31,
	1999	1998	1997

Service cost	$ 28,184	$ 27,004	$ 23,140
Interest cost	14,004	18,238	22,131
Net amortization	(4,897)	839	7,846

Net periodic postretirement benefit cost	$ 37,291	$ 46,081	$ 53,117

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2000; the rate was assumed to decrease gradually to 5% over 4 years and remain level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate is not significant. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.0% at January 1, 1999 and 1998, respectively.

During 1997, the Bank initiated a postretirement benefit plan to provide retirement benefits to its key officers and Board members and to provide death benefits for their designated beneficiaries. Under the plan, the Bank purchased whole life insurance contracts on the lives of certain key officers and Board members.

The increase in cash surrender value of the contracts, less the Bank's premiums, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 1999 and 1998, the cash surrender value of these insurance contracts was $4,922,745 and $4,029,726, respectively.

10.     COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party of the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations related to off-balance-sheet financial instruments as it does for the financial instruments recorded in the consolidated balance sheet.

	Approximate
	Contractual Amount
	1999	1998
Financial instruments whose contract amounts
represent credit risk:
Commitments to extend credit	$ 36,883,303	$ 37,770,851
Standby letters of credit	1,376,885	1,351,885

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential and commercial real estate. Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party.

As of December 31, 1999, future minimum lease payments under all noncancelable lease agreements inclusive of sales tax and maintenance costs for the next five years are as follows:

1999

2000	$ 505,003
2001	425,579
2002	272,725
2003	262,790
2004	260,930
Thereafter	257,249

$ 1,984,276

Rent expense in 1999, 1998, and 1997 was $412,968, $415,367, and $320,000, respectively.

The Bank has entered into a long-term license agreement for the operation of a branch office in a supermarket which expires in 2013; however, the Bank may cancel the agreement every five years. Future minimum license fee payments under this agreement at December 31, 1999 are as follows:

1999

2000	$ 53,100
2001	53,100
2002	53,100
2003	33,563
Thereafter	-

$ 192,863

License fee expense associated with these agreements for 1999, 1998, and 1997 amounted to approximately $53,000, $50,000, and $90,000, respectively.

The Company and the Bank are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse impact on the Company's consolidated financial position.

11.     STOCK OPTIONS

The Company previously granted to the president of the Company, options to purchase a total of 7,540 shares of common stock at $6.63 per share. These options, each of which are exercisable for a period of five years from the date of vesting, were vested at the rate of 1,508 shares each year, beginning July 6, 1994, the first anniversary of the president's employment. During 1999, options to purchase 1,508 shares expired.

On January 30, 1998, the Company granted its president an option to purchase 17,500 shares of common stock of the Company at an exercise price of $9.88 per share (the "1998 Options") as compared to recent trades of stock at $5.00 per share. The 1998 options vest at a rate of 20% per year, commencing on January 30, 1999. The option's term is ten years from the date of vesting.

The fair value of the 1998 Option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of .26%; expected volatility of 13%; risk free interest rate of 4% and an expected life of 6 years. The fair value of the 1998 Option grant was immaterial since the exercise price significantly exceeded the market price of the stock.

There were no stock option grants during 1999.

A summary of the status of the Company's stock options as of December 31, 1999, 1998, and 1997 and changes during the years ending on those dates is presented below:

	1999			1998		1997
		Weighted Average	Weighted Average		Weighted Average		Weighted Average
	Shares	Exercise Price	Contractual Life	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	25,040	$ 8.90	9.17 years	7,540	$ 6.63	7,540	$ 6.63

Granted	-	-	-	17,500	9.88

Expired	(1,508)	6.63	-	-	-	-	-

Outstanding at end of year	23,532	$ 9.47	8.07 years	25,040	$ 8.90	7,540	$ 6.63

Options exercisable at year end	9,532	$ 7.82		7,540	$ 6.63	6,032	$ 6.63

12.     FAIR VALUE OF FINANCIAL INSTRUMENTS

Following are disclosures of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Cash Equivalents - For cash, due from banks, federal funds sold and interest-bearing deposit with banks, the carrying amount is a reasonable estimate of fair value due to the short-term nature of such items.

Investment Securities - Fair value of investment securities are based on quoted market prices.

Other Investments - The carrying amount of other investments approximates the fair value.

Loans Held for Sale - The fair value for mortgage loans held for sale is based on sales contracts in place at year-end.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Cash Surrender Value of Life Insurance - Cash values of life insurance policies are carried at the value for which such policies may be redeemed for cash.

Deposits - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Notes Payable - Since the notes payable bear a variable interest rate, the carrying value approximates fair value.

Advances from Federal Home Loan Bank - Since the advances from the Federal Home Loan Bank are short term in nature, the earning value approximates fair value.

Long-term Debt - Since the term loan bears a reasonable variable interest rate, the carrying value approximates fair value.

Commitments to Extend Credit and Standby Letters of Credit - Because commitments to extend credit and standby letters of credit are made using variable rates, or are recently executed, the contract value is a reasonable estimate of fair value.

Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments; for example, premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying value and estimated fair value of the Company's financial instruments at
December 31, 1999 and 1998 are as follows:

	1999		1998
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(in thousands)
Financial assets:
Cash and due from banks	$ 11,898	$ 11,898	$ 13,081	$ 13,081
Federal funds sold	655	655	553	553
Interest bearing deposits with banks	561	561	11,125	11,125
Investment securities	52,051	51,980	50,490	50,692
Other investments	1,929	1,929	1,271	1,271
Loans held for sale	-	-	406	406
Loans, net	132,010	131,576	116,360	116,845
Cash surrender value of life insurance	4,922	4,922	4,030	4,030

Financial liabilities:
Deposits	182,813	182,875	184,672	185,206
Notes payable	899	899	1,427	1,427
Advances from Federal Home Loan Bank	10,000	10,000	-	-

Off-balance-sheet financial
instruments:
Commitments to extend credit	36,883	36,833	37,771	37,771
Stand-by letters of credit	1,377	1,377	1,352	1,352

13.     SEGMENTS

The Company has two reportable segments: the Bank and CTBM. The Bank offers a full range of commercial banking services to individual and corporate customers in metropolitan Atlanta. CTBM provides mortgage-related services to customers in metropolitan Atlanta. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income before income taxes. The Company's reportable segments are managed separately because each business offers different products.

			Unallocated
			Items and
	Bank	CTBM	Eliminations (Net)	Total

1999

Net Interest Income (Expense)	$ 10,503,173	$ (315)	$ (68,063)	$ 10,434,795
Noninterest Income	4,485,246	3,469,608	(91,237)	7,863,617
Noninterest Expense	12,207,345	3,168,792	98,067	15,474,204
Income before income taxes	2,494,075	300,501	(257,368)	2,537,208
Segment Assets	214,393,463	1,242,209	(125,228)	215,510,444

1998

Net Interest Income	$ 9,264,006	$ 22,675	$ (78,143)	$ 9,208,538
Noninterest Income	5,092,662	3,242,010	4,362	8,339,034
Noninterest Expense	11,982,102	2,793,285	128,070	14,903,457
Income before income taxes	2,199,566	471,400	(201,851)	2,469,115
Segment Assets	205,663,392	1,701,511	(538,039)	206,826,864

1997

Net Interest Income	$ 9,382,827	$ 35,199	$ (96,159)	$ 9,321,867
Noninterest Income	5,052,535	1,551,394	17,069	6,620,998
Noninterest Expense	13,331,799	1,483,528	374,538	15,189,865
Income before income taxes	802,563	103,065	(453,628)	452,000
Segment Assets	184,547,131	1,221,249	(23,829)	185,744,551

14.     SHAREHOLDERS' EQUITY

Capital Adequacy

The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the various regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table below.
					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 1999

Total Capital (to Risk Weighted Assets):
Consolidated	$ 21,944	14%	$ 12,481	8%	N/A	N/A
Bank	21,166	14%	12,328	8%	$ 15,410	10%

Tier I Capital (to Risk Weighted Assets):
Consolidated	20,007	13%	6,241	4%	N/A	N/A
Bank	19,229	12%	6,164	4%	9,246	6%

Tier 1 Capital (to Average Assets):
Consolidated	20,007	10%	8,363	4%	N/A	N/A
Bank	19,229	9%	8,286	4%	10,358	5%

As of December 31, 1998

Total Capital (to Risk Weighted Assets):
Consolidated	20,047	14%	11,176	8%	N/A	N/A
Bank	20,182	15%	11,056	8%	13,820	10%

Tier I Capital (to Risk Weighted Assets):
Consolidated	17,928	13%	5,588	4%	N/A	N/A
Bank	18,063	13%	5,528	4%	8,292	6%

Tier 1 Capital (to Average Assets):
Consolidated	17,928	9%	7,847	4%	N/A	N/A
Bank	18,063	9%	7,832	4%	9,790	5%

Dividend Limitation

The amount of dividends paid by the Bank to the Company is limited by various banking regulatory agencies. Any such dividends will be subject to maintenance of required capital levels. The Georgia Department of Banking and Finance requires prior approval for a bank to pay dividends in excess of 50% of its prior year's earnings. The amount of dividends available from the Bank without prior approval from the regulators for payment in 2000 is approximately $918,000.

15.     SUPPLEMENTARY INCOME STATEMENT INFORMATION

Components of other operating expenses in excess of 1% of total income in any of the respective years are approximately as follows:

	1999	1998	1997

Professional services - legal	$ 295,121	$ 405,480	$ 285,354
Professional services - other	433,116	507,742	316,774
Stationery and supplies	309,421	242,457	300,057
Advertising	383,807	233,528	161,703
Data processing	968,599	659,980	366,867
Postage	359,689	358,897	186,310
Telephone	523,459	407,339	358,646
Other losses	282,246	357,359	247,000
Security and protection expense	245,619	-	-
Provision for losses on foreclosed real estate	-	227,042	-
Merger-related expenses	-	-	403,714

16.     CONDENSED FINANCIAL INFORMATION OF CITIZENS BANCSHARES CORPORATION (PARENT ONLY)

	December 31,
	1999	1998
Balance Sheets
Assets:
Cash	$ 652,571	$ 57,836
Investment in Bank	17,990,663	18,664,546
Investment in mortgage services subsidiary	1,000,414	890,303
Other assets	104,810	70,112

	$ 19,748,458	$ 19,682,797
Liabilities and Stockholders' Equity:
Note payable	$ 835,000	$ 1,035,000
Other liabilities	31,591	118,537
Total liabilities	866,591	1,153,537
Stockholders' equity	18,881,867	18,529,260

	$ 19,748,458	$ 19,682,797

	For the Years Ended December 31,
	1999	1998	1997
Statements of Income and Comprehensive Income

Dividends from subsidiaries	$ 901,859	$ 100,500	$ 405,000
Other revenue	2,103	4,361	6,256
Total revenue	903,962	104,861	411,256

Merger related expenses	-	-	255,889
Interest expense	69,420	78,143	79,848
Other expense	190,014	128,070	124,148

Total expenses	259,434	206,213	459,885

Income (loss) before income tax benefit
and equity in undistributed
earnings of the subsidiaries	644,528	(101,352)	(48,629)

Income tax benefit	89,342	70,112	39,671

Income (loss) before equity in undistributed
earnings of the subsidiaries	733,870	(31,240)	(8,958)

Equity in undistributed earnings of the subsidiaries	1,146,701	1,797,536	326,061

Net income	1,880,571	1,766,296	317,103
Other comprehensive income (loss)	(1,710,473)	(56,894)	284,578

Comprehensive income	$ 170,098	$ 1,709,402	$ 601,681

	Years Ended December 31,
	1999	1998	1997
Statements of Cash Flows

Cash flows from operating activities:
Net income	$ 1,880,571	$ 1,766,296	$ 317,103
Adjustments to reconcile net income to
net cash used in operating activities:
Amortization	-	-	40,566
Equity in earnings of the subsidiaries	(2,048,560)	(1,898,036)	(731,061)

Change in other assets	(34,698)	(30,482)	15,699
Change in other liabilities	(86,946)	18,865	82,680
Net cash used in operating activities	(289,633)	(143,357)	(275,013)

Cash flows from investing activities:
Investment in subsidiaries	-	(100,000)	(100,000)
Dividends from subsidiaries	901,859	100,500	405,000

Net cash provided by investing activities	901,859	500	305,000

Cash flows from financing activities:
Payment on long-term debt	(200,000)	(585,000)	(180,000)
Dividends paid	(324,611)	-	(26,117)
Proceeds from notes payable	-	760,000	-
Principal payments on note payable	-	-	(125,000)
Sale of treasury stock	56,855	-	-
Purchase of treasury stock	(1,031,735)	-	-
Issuance of common stock	1,482,000	-	261,000
Purchase and retirement of common stock	-	(4,469)	-
Net cash (used in) provided by financing activities	(17,491)	170,531	(70,117)

Net change in cash	594,735	27,674	(40,130)

Cash:
Beginning of year	57,836	30,162	70,292
End of year	$ 652,571	$ 57,836	$ 30,162

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$ 67,030	$ 78,143	$ 88,125
Income taxes	$ 768,059	$ 908,546	$ 145,030

Noncash investing activity:
Change in Bank's unrealized gain (loss) on
investment securities available for sale,
net of tax	$ (1,710,473)	$ (56,894)	$ 284,578

Noncash financing activity:
Retirement of treasury stock	$ -	$ 10,913	-

17.     SUBSEQUENT EVENT

On March 10,2000, the Company entered into a Purchase and Assumption Agreement (the "Agreement") with the Federal Deposit Insurance Corporation to purchase certain assets and assume all of the deposits of a failed institution. The Company paid a premium of approximately $2.5 million for the deposits assumed ($28.6 million) and received approximately $3.1 million as a discount on the loans purchased ($26.0 million). The Company also obtained due from other banks of approximately $2.0 million.

The assets and liabilities will be recorded at their estimated fair values at the date of acquisition. Premiums paid on deposits and discounts received on loans will be accreted/amortized over the estimated life of the deposits assumed and the loans purchased.