Form 10KSB40, Exhibit 13
period 2000-12-31
CITIZENS BANCSHARES CORP /GA/
filed 2001-04-16
CIK 813640

Ex. 13.1     INDEPENDENT AUDITORS' REPORT

Board of Directors
Citizens Bancshares Corporation

We have audited the accompanying consolidated balance sheets of Citizens Bancshares Corporation and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2000 and 1999 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements give retroactive effect to the merger of Citizens Bancshares Corporation and First Southern Bancshares, Inc. in 1998, which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 16, 2001

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999

Cash and due from banks, including reserve
requirements of $6,464,000 in 2000 and $4,314,000 in 1999	$ 12,118,202	$ 11,898,005
Federal funds sold	50,000	655,000
Interest-bearing deposits with banks	13,004,261	561,240
Certificates of deposit	995,000	-
Investment securities available for sale, at fair value (amortized cost
of $58,462,023 in 2000 and $46,541,957 in 1999)	59,105,879	44,827,466
Investment securities held to maturity, at cost (estimated fair value
of $5,496,957 in 2000 and $7,152,259 in 1999)	5,431,090	7,223,991
Other investments	1,510,850	1,929,150
Loans held for sale	263,743	-
Loans, net	157,351,888	132,010,002
Property held for sale	387,721	1,404,686
Premises and equipment, net	6,744,758	5,992,609
Cash surrender value of life insurance	6,072,774	4,922,745
Foreclosed real estate, net	-	318,450
Other assets	4,242,074	3,767,100

	$ 267,278,240	$ 215,510,444
	==========	==========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Noninterest-bearing deposits	$ 55,227,361	$ 52,895,776
Interest-bearing deposits	175,635,324	129,917,174

Total deposits	230,862,685	182,812,950

Accrued expenses and other liabilities	3,778,817	2,980,627
Notes payable	639,754	835,000
Advances from Federal Home Loan Bank	10,000,000	10,000,000

Total liabilities	245,281,256	196,628,577

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - $1 par value; 5,000,000 shares
authorized; 2,230,065 shares issued and outstanding
at December 31, 2000 and 1999, respectively	2,230,065	2,230,065
Nonvoting common stock - $1 par value; 5,000,000 shares
authorized; 90,000 issued and outstanding at December 31, 2000
and 1999, respectively	90,000	90,000
Additional paid-in capital	7,444,693	7,444,693
Retained earnings	12,907,112	11,162,475
Treasury stock, 115,526 and 91,852 shares at cost at
December 31, 2000 and 1999, respectively	(1,089,853)	(920,068)
Accumulated other comprehensive income (loss) - unrealized
gain (loss) on investment securities available for sale	414,967	(1,125,298)

Total stockholders' equity	21,996,984	18,881,867

	$ 267,278,240	$ 215,510,444
	==========	==========
See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

	2000	1999	1998

Interest income:
Loans, including fees	$ 15,505,046	$ 12,356,437	$ 11,391,213.00
Investment securities:
Taxable	2,672,808	2,672,356	1,896,510
Tax-exempt	462,316	451,875	335,317
Dividends	150,898	101,782	107,481
Federal funds sold	31,124	65,481	102,674
Interest-bearing deposits	359,573	256,498	564,418

Total interest income	19,181,765	15,904,429	14,397,613

Interest expense:
Deposits	6,929,283	5,150,138	5,080,536
Other borrowings	767,251	319,496	108,539
Total interest expense	7,696,534	5,469,634	5,189,075

Net interest income	11,485,231	10,434,795	9,208,538

Provision for loan losses	744,312	287,000	175,000

Net interest income after provision for
loan losses	10,740,919	10,147,795	9,033,538

Noninterest income:
Service charges on deposit accounts	3,531,217	3,611,738	3,966,959
Gain on sales of securities	62,312	6,870	380,510
Gain on sales of assets	745,094	-	-
Origination fees from mortgage company	2,394,839	3,297,979	3,150,028
Other operating income	1,687,179	947,030	841,537

Total noninterest income	8,420,641	7,863,617	8,339,034

Noninterest expense:
Salaries and employee benefits	7,616,478	7,528,195	7,355,975
Net occupancy and equipment	2,541,853	2,447,807	2,549,798
Other operating expenses	6,138,460	5,498,202	4,997,684

Total noninterest expense	16,296,791	15,474,204	14,903,457

Income before income taxes	2,864,769	2,537,208	2,469,115

Income tax expense	763,621	656,637	702,819

Net income	$ 2,101,148	$ 1,880,571	$ 1,766,296
	======	======	=======
Net income per share - basic and diluted	$ 0.95	$ 0.87	$ 0.82
	======	======	=======
Weighted average outstanding shares - basic and diluted	2,222,245	2,174,770	2,164,290
	======	======	=======
See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
									Accumulated
			Nonvoting		Additional				Other
	Common Stock		Common Stock		Paid-in	Treasury Stock		Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Income	Total

Balance, January 1, 1998	2,166,711	$ 2,166,711	-	$ -	$ 6,186,241	(2,194)	$ (10,913)	$ 7,840,219	$ 642,069	$ 16,824,327

Net income	-	-	-	-	-	-	-	1,766,296	-	1,766,296
Unrealized holding gains arising during the period, net
of taxes of $96,874	-	-	-	-	-	-	-	-	194,243	194,243
Less: Reclassification adjustment for gains included in
net income, net of taxes of $129,373	-	-	-	-	-	-	-	-	(251,137)	(251,137)
Comprehensive income										1,709,402
Purchase and retirement of fractional shares	(452)	(452)	-	-	(4,017)	-	-	-	-	(4,469)
Retirement of treasury stock	(2,194)	(2,194)	-	-	(8,719)	2,194	10,913	-	-	-

Balance, December 31, 1998	2,164,065	2,164,065	-	-	6,173,505	-	-	9,606,515	585,175	18,529,260

Net income	-	-	-	-	-	-	-	1,880,571	-	1,880,571
Unrealized holding losses arising during the period, net of taxes
of $889,779	-	-	-	-	-	-	-	-	(1,705,939)	(1,705,939)
Less: Reclassification adjustment for gains included in
net income, net of taxes of $2,336	-	-	-	-	-	-	-	-	(4,534)	(4,534)
Comprehensive income										170,098
Issuance of common stock	66,000	66,000	90,000	90,000	1,326,000	-	-	-	-	1,482,000
Purchase of treasury stock	-	-	-	-	-	(103,000)	(1,031,735)	-	-	(1,031,735)
Sale of treasury stock	-	-	-	-	(54,812)	11,148	111,667	-	-	56,855
Dividends declared - $0.15 per share	-	-	-	-	-	-	-	(324,611)	-	(324,611)

Balance, December 31, 1999	2,230,065	2,230,065	90,000	90,000	7,444,693	(91,852)	(920,068)	11,162,475	(1,125,298)	18,881,867

Net income	-	-	-	-	-	-	-	2,101,148	-	2,101,148
Unrealized holding gains arising during the period, net of taxes
of $829,505	-	-	-	-	-	-	-	-	1,581,391	1,581,391
Less: Reclassification adjustment for gains included in
net income, net of taxes of $21,186	-	-	-	-	-	-	-	-	(41,126)	(41,126)
Comprehensive income	-	-	-	-	-	-	-	-	-	3,641,413
Purchase of treasury stock	-	-	-	-	-	(23,674)	(169,785)	-	-	(169,785)
Dividends declared - $0.16 per share	-	-	-	-	-	-	-	(356,511)	-	(356,511)

Balance, December 31, 2000	2,230,065	$ 2,230,065	90,000	$ 90,000	$ 7,444,693	(115,526)	$ (1,089,853)	$ 12,907,112	$ 414,967	$ 21,996,984
	=====	=====	====	====	=====	=====	======	=======	======	======
See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

	2000	1999	1998

OPERATING ACTIVITIES:
Net income	$ 2,101,148	$ 1,880,571	$ 1,766,296
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	744,312	287,000	175,000
Provision for losses on foreclosed real estate	43,303	20,102	227,042
Depreciation	1,157,131	1,078,610	1,086,087
Amortization and accretion, net	122,357	14,697	(30,670)
Provision for deferred income taxes	(467,181)	5,284	18,299
Gain on sale of assets and securities	(807,406)	(6,870)	(380,510)
Change in mortgage loans held for sale	(263,743)	405,550	217,050
Proceeds from sale of property held for sale	2,154,780	-	-
Purchases of property held for sale	(392,721)	-	-
Change in other assets	(156,614)	517,528	251,290
Change in accrued expenses and other liabilities	302,881	515,690	(339,169)

Net cash provided by operating activities	4,538,247	4,718,162	2,990,715

INVESTING ACTIVITIES:
Proceeds from maturities of investments:
Securities held to maturity	1,766,101	7,077,151	9,629,597
Securities available for sale	-	5,649,203	14,143,081
Purchases of investments:
Securities held to maturity	-	-	(789,006)
Securities available for sale	(11,297,592)	(16,888,592)	(38,609,930)
Proceeds from sales of investment securities available for sale	-	-	360,017
Purchase of other investments	(96,100)	(925,300)	(157,900)
Proceeds from sales of other investments	514,400	267,100	886,200
Net cash and due from banks acquired from FDIC	3,204,430	-	-
Net change in loans	(4,202,724)	(16,001,200)	2,416,090
Purchases of premises and equipment	(1,909,280)	(2,529,698)	(1,198,593)
Proceeds from sale of premises and equipment	-	10,568	-
Increase of cash value life insurance policies	(1,150,029)	(893,019)	(389,681)
Proceeds from sale of real estate acquired through foreclosure	335,000	140,016	830,256
Net expenditures on foreclosed real estate	(59,853)	-	(16,644)
Net change in interest bearing deposits with banks	(12,443,021)	10,563,396	(10,268,078)
Purchases of certificates of deposit	(995,000)	-	-
Net change in Federal Funds sold	605,000	(102,000)	2,903,000

Net cash used in investing activities	(25,728,668)	(13,632,375)	(20,261,591)

			(Continued)

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

	2000	1999	1998

FINANCING ACTIVITIES:
Net change in deposits	$ 22,132,160	$ (1,859,161)	$ 20,728,771
Borrowings from line of credit	-	-	1,152,443
Principal payments on debt	(195,246)	(592,443)	(585,000)
Net change in FHLB advances	-	10,000,000	(1,576,298)
Issuance of common stock	-	1,482,000	-
Purchase and retirement of common stock	-	-	(4,469.00)
Sale of treasury stock	-	56,855	-
Purchase of treasury stock	(169,785)	(1,031,735)	-
Dividends paid	(356,511)	(324,611)	-

Net cash provided by financing activities	21,410,618	7,730,905	19,715,447

Net change in cash and due from banks	220,197	(1,183,308)	2,444,571

CASH AND DUE FROM BANKS:
Beginning of year	11,898,005	13,081,313	10,636,742

End of year	$ 12,118,202	$ 11,898,005	$ 13,081,313
	=======	=======	========
Supplemental disclosures of cash paid during the year for:
Interest	$ 6,915,742	$ 5,481,249	$ 5,344,853
Income taxes	980,000	768,059	908,546
Supplemental disclosure of noncash investing activities:
Real estate acquired through foreclosure	-	64,303	112,735
Securitized loans	988,025	-	-
Change in unrealized gain (loss) on investment
securities available for sale, net of tax	1,540,265	(1,710,473)	(56,894)

Supplemental disclosure of noncash financing activity -
Retirement of treasury stock	-	-	10,913

Shares issued in acquisition of First Southern Bancshares	-	-	837,027

Supplemental disclosure of acquisition from FDIC:
Loans, net of discount	22,694,499	-	-
Other assets	220,662	-	-
Deposits assumed, net of premium	(25,624,282)	-	-
Other liabilities	(495,309)	-	-

Net cash and due from banks acquired from FDIC	$ (3,204,430)	$ -	$ -
	=========	======	=======
See notes to consolidated financial statements.			(Concluded)

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies:

Business - Citizens Bancshares Corporation and subsidiaries (the "Company") is a holding company that provides a full range of commercial banking and mortgage brokerage services to individual and corporate customers in metropolitan Atlanta and Columbus, Georgia through its wholly owned subsidiaries, Citizens Trust Bank (the "Bank") and Citizens Trust Bank Mortgage Services, Inc. ("CTBM"). The Bank operates under a state charter and serves its customers through 12 full-service branches in metropolitan Atlanta and one full-service branch in Columbus, Georgia. Effective January 30, 1998, the Company consummated its merger with First Southern Bancshares, Inc. and subsidiaries (see Note 2). On March 10, 2000, the Company purchased certain assets and assumed all of the deposits of a failed institution from the FDIC (see Note 2). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term are the allowance for loan losses and valuation allowances associated with the recognition of deferred tax assets.

Cash and Due from Banks - Cash and due from banks includes cash on hand and amounts due from banks.

Investment Securities - The Company classifies investments in one of three categories based on management's intent upon purchase: held to maturity securities which are reported at amortized cost, trading securities which are reported at fair value with unrealized holding gains and losses included in earnings, and available for sale securities which are recorded at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income. The Company had no investment securities classified as trading securities during 2000, 1999, or 1998.

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

Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. During 2000, 1999, and 1998, the Company did not originate any FHA loans nor did it service any such loans.

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

Loans are generally placed on nonaccrual status when the full and timely collection of principal or interest becomes uncertain or the loan becomes contractually in default for 90 days or more as to either principal or interest unless the loan is well collateralized and in the process of collection. When a loan is placed on nonaccrual status, current period accrued and uncollected interest is charged off against interest income on loans unless management believes the accrued interest is recoverable through the liquidation of collateral. Interest income, if any, on impaired loans is recognized on the cash basis.

The allowance for loan losses is based on management's evaluation of the loan portfolio under current economic conditions, historical loan loss experience, adequacy of collateral, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. The Company's process for determining an appropriate allowance for loan losses includes management's judgment and use of estimates. A general reserve of .8% is applied to the portion of the loan portfolio that is nonclassified. A specific reserve is applied to all classified loans using a percentage formula related to the degree of impairment based on the standard industry and regulatory grading systems as follows: 2.5% for loans graded "Special Mention," 15% for loans graded "Substandard," 50% for loans graded "Doubtful," and 100% for loans graded "Loss."

The aggregate of these reserves plus specific allowances as needed is compared to the actual reserve to determine the adequacy of the allowance for loan losses. The adequacy of the allowance for loan losses is reviewed on a monthly basis by management and the Board of Directors. On a quarterly basis a comprehensive review of the adequacy of allowance for loan losses is performed. This assessment is made in the context of historical losses as well as existing economic conditions, performance trends within specific portfolio segments, and individual concentrations of credit.

Additions to the allowance for loan losses are made by monthly charges to the provision for loan losses. The level of provision for loan losses is established annually based on historical net charge-offs, projected growth of the loan portfolio, and economic conditions.

Loans are charged against the allowance when, in the opinion of management, such loans are deemed to be uncollectable and subsequent recoveries are added to the allowance.

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

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment is as follows:

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

Net Income Per Share - Basic net income per common share (EPS) is computed based on net income divided by the weighted average number of common shares outstanding. Diluted EPS is computed based on net income divided by the weighted average number of common and potential common shares. The only potential common share equivalents are those related to stock options; however, such options were antidilutive, so diluted EPS and basic EPS are equal.

Stock Options - Stock options are accounted for using the intrinsic value approach under Accounting Principle Board Opinion No. 25.

Recently Issued Accounting Standards - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt SFAS No. 133, as amended by SFAS No. 138, effective January 1, 2001. Because the Company does not currently utilize derivatives or engage in hedging activities, management does not anticipate that implementation of this Statement will have a material effect on the Company's financial statements.

Reclassifications - Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

2. ACQUISITIONS

On March 10, 2000, the Company, through its bank subsidiary, entered into a Purchase and Assumption Agreement (the "Agreement") with the Federal Deposit Insurance Corporation to purchase certain assets and assume all of the deposits of a failed institution. The Company paid a premium of approximately $2.5 million for the deposits assumed ($28.6 million) and received approximately $3.1 million as a discount on the loans purchased ($26.0 million). The Company also obtained due from other banks of approximately $2.0 million. The assets and liabilities were recorded at their estimated fair values at the date of acquisition. Premiums paid on deposits and discounts received on loans are being accreted/amortized over the estimated lives of the deposits assumed and the loans purchased.

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

The results of operations for the twelve months ended December 31, 1998 include the consolidated FSB results of operations prior to the consummation date as follows:
	Total Revenue	Net Income

Company	$ 22,036,612	$ 1,712,931
FSB	700,035	53,365

Combined	$ 22,736,647	$ 1,766,296
	=========	========

3. INVESTMENT SECURITIES

Investment securities held to maturity are summarized as follows:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

At December 31, 2000:

Mortgage-backed securities	$ 2,199,164	$ 24,992	$ 9,954	$ 2,214,202
State, county, and municipal securities	3,231,926	50,829	-	3,282,755

Totals	$ 5,431,090	$ 75,821	$ 9,954	$ 5,496,957
	======	=====	====	======
At December 31, 1999:

U.S. Treasury and
U.S. Government agencies	$ 599,341	$ -	$ 4,114	$ 595,227
Mortgage-backed securities	3,242,666	22,013	28,751	3,235,928
State, county, and municipal securities	3,381,984	4,430	65,310	3,321,104

Totals	$ 7,223,991	$ 26,443	$ 98,175	$ 7,152,259
	======	=====	====	======

Investment securities available for sale are summarized as follows:
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2000:

U.S. Treasury and
U.S. Government agencies	$ 49,997,312	$ 750	$ 434,734	$ 49,563,328
State, county, and municipal securities	6,762,762	57,373	46,022	6,774,113
Mortgage-backed securities	694,919	1,328	28,825	667,422
Equity securities	1,007,030	1,093,986	-	2,101,016

Totals	$ 58,462,023	$ 1,153,437	$ 509,581	$ 59,105,879
	=======	======	======	=======
At December 31, 1999:

U.S. Treasury and
U.S. Government agencies	$ 40,001,742	$ -	$ 2,030,806	$ 37,970,936
State, county, and municipal securities	6,398,338	5,998	414,741	5,989,595
Mortgage-backed securities	124,776	1,800	-	126,576
Equity securities	17,101	723,258	-	740,359

Totals	$ 46,541,957	$ 731,056	$ 2,445,547	$ 44,827,466
	=======	======	======	=======

The amortized costs and fair values of investment securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with and without call or prepayment penalties.
	Held to Maturity		Available for Sale
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$ 555,000	$ 555,766	$ 9,993,194	$ 9,984,400
Due after one year through five years	1,072,099	1,083,035	29,841,721	29,585,965
Due after five years through ten years	565,000	594,040	14,209,453	14,045,538
Due after ten years	1,039,827	1,049,914	2,715,706	2,721,538
Mortgage-backed securities	2,199,164	2,214,202	694,919	667,422
Equity securities	-	-	1,007,030	2,101,016

	$ 5,431,090	$ 5,496,957	$ 58,462,023	$ 59,105,879
	=======	======	======	=======

Gross realized gains on securities were $62,312, $6,870, and $380,510 in 2000, 1999, and 1998, respectively. There were no gross realized losses on securities during this period.

Investment securities with carrying values of approximately $48,500,000 and $40,600,000 at December 31, 2000 and 1999, respectively, were pledged to secure public funds on deposit and for other purposes as required by law.

4. LOANS

Loans outstanding, by classification, are summarized as follows:
	December 31,
	2000	1999

Commercial, financial, and agricultural	$ 48,462,227	$ 45,766,378
Installment	9,606,215	11,935,202
Real estate - mortgage	68,275,993	48,197,864
Real estate - construction	11,640,371	6,840,121
Other	23,421,863	21,129,141
	161,406,669	133,868,706
Less: Net deferred loan fees	231,488	246,517
Allowance for loan losses	2,672,919	1,612,187
Discount on loans acquired from FDIC	1,150,374	-

	$ 157,351,888	$ 132,010,002
	==========	==========

As discussed in Note 2, the Company acquired loans with a principal balance of $26.0 million at a discount of $3.1 million. Management evaluated the fair value of the loans acquired and determined, in accordance with its policy, that $1.4 million of the discount should be allocated to the allowance for loan losses. The remaining discount is being accreted over the estimated remaining lives of the purchased loans. Accretion of the discount resulted in an adjustment to interest income of approximately $187,000 during 2000.

The purchase of loans from the FDIC included a Shared-Loss Arrangement ("Arrangement") with the FDIC in relation to approximately $9 million of the loans. The Arrangement provides for the reimbursement by the FDIC of 80% of the net charge-offs of these shared-loss loans plus reimbursable expenses for the first two years.

During 2000, the Company securitized mortgage loans acquired from the failed institution. The net book value of the loans of $998,025 was reclassified to investment securities available for sale as a result of the securitization.

The Company's concentrations of credit risk are as follows:
  A substantial portion of the Company's loan portfolio is collateralized by real estate in metropolitan Atlanta. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the metropolitan Atlanta area.
  The Company's loans to area churches were approximately $41.7 million and $37.5 million at December 31, 2000 and 1999, respectively, which are generally secured by real estate. The balance of such loans represents the accounting loss the Company could incur if any party to these loans failed completely to perform according to the terms of the contract and the collateral proved to be of no value.

Activity in the allowance for loan losses is summarized as follows:
	Years Ended December 31,
	2000	1999	1998

Balance at beginning of year	$ 1,612,187	$ 1,702,523	$ 1,751,798
Provision	744,312	287,000	175,000
Allocation of discount on purchased loans	1,400,000	-	-
Loans charged off	(1,892,474)	(645,065)	(445,330)
Recoveries on loans previously charged-off	808,894	267,729	221,055

Balance at end of year	$ 2,672,919	$ 1,612,187	$ 1,702,523
	========	========	========

At December 31, 2000, the Bank has a loan outstanding in the amount of $2.2 million that is secured by the debtor's accounts receivable. The loan is in default and management, based on the available information, has reserved $900,000 related to this loan as part of the allowance for loan losses at December 31, 2000.

Nonaccrual loans amounted to $1,832,423 and $1,114,159 at December 31, 2000 and 1999, respectively.

At December 31, 2000 and 1999, the recorded investment in loans that are considered to be impaired was $5,369,066 and $1,975,316, respectively. The related allowance for loan losses for each of these loans was $1,058,821 and $434,710 at December 31, 2000 and 1999, respectively. The average investment in impaired loans during 2000 and 1999 was $4,247,130 and $2,460,411, respectively. Interest income recognized on impaired loans was approximately $260,000, $210,000, and $233,000 in 2000, 1999, and 1998. Interest income recognized on a cash basis was approximately $233,000, $131,000, and $38,000 for 2000, 1999, and 1998, respectively.

The Company has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes such loans are made substantially on the same terms as those prevailing at the time for comparable transactions with unaffiliated customers. The following table summarizes the activity in these loans during 2000:
Balance at December 31, 1999	$ 6,636,226
New loans	1,531,124
Repayments	(501,890)

Balance at December 31, 2000	$ 7,665,460
=========

5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:
	December 31,
	2000	1999

Land	$ 1,386,474	$ 1,236,474
Buildings and improvements	4,991,011	4,030,640
Furniture and equipment	8,009,143	7,258,759

	14,386,628	12,525,873
Less accumulated depreciation	7,641,870	6,533,264

	$ 6,744,758	$ 5,992,609
	========	========

6. DEPOSITS

As discussed in Note 2, the Company assumed $28.6 million of deposits from a failed institution at a premium of $2.5 million. The premium is being amortized over the estimated life of the deposits assumed (7 years). Amortization expense of approximately $293,000 was recorded during 2000 as an adjustment to interest expense.

The following is a summary of interest-bearing deposits:
	2000	1999

NOW and money market accounts	$ 51,235,528	$ 38,682,248
Savings accounts	38,371,338	22,428,580
Time deposits of $100,000 or more	44,736,906	37,093,950
Other time deposits	43,461,924	31,712,396
Premium on purchased deposits	(2,170,372)	-

	$ 175,635,324	$ 129,917,174
	==========	==========

At December 31, 2000, maturities of time deposits are approximately as follows:
2000

2001	$ 72,607,599
2002	6,627,107
2003	4,416,873
2004	2,287,149
2005 and thereafter	2,260,102
$ 88,198,830
=========

7. OTHER BORROWINGS

Notes Payable - At December 31, 1999, the Company had $835,000 outstanding under two unsecured notes payable. The notes bore interest at a rate 50 basis points below the lender's prime rate and was payable quarterly.

During 2000, these notes were refinanced and rolled into a new unsecured note. At December 31, 2000, the note payable has an outstanding principal balance of $639,754. The note bears interest at a rate of 50 basis points below the lender's prime rate (9% at December 31, 2000) and is payable quarterly. The principal balance is due in full on May 1, 2001.

Federal Home Loan Bank (FHLB) Advances - The outstanding advances at December 31, 1999 bore interest at a fixed rate of 5.07%. The advances were due September 30, 2009; however, during 2000, the Bank refinanced its advances. The advances outstanding at December 31, 2000 bear interest at a fixed rate of 5.82% and are due April 15, 2010. The advances are collateralized by a blanket lien on the Bank's 1-4 family mortgage portfolio.

8. INCOME TAXES

The components of income tax expense consist of:
	2000	1999	1998

Current tax expense	$ 1,230,802	$ 651,353	$ 684,520
Deferred tax expense (benefit)	(467,181)	5,284	18,299

	$ 763,621	$ 656,637	$ 702,819
	========	=======	=======

Income tax expense for the years ended December 31, 2000, 1999, and 1998 differed from the amounts computed by applying the statutory federal income tax rate of 34% to earnings before income taxes as follows:
	2000	1999	1998

Income tax expense at statutory rate	$ 975,638	$ 862,651	$ 839,500
Tax-exempt interest income, net of
disallowed interest expense	(156,557)	(148,303)	(113,601)
Nondeductible expenses	3,557	3,674	7,899
Other, net	(59,017)	(61,385)	(30,979)

Income tax expense	$ 763,621	$ 656,637	$ 702,819
	=======	=======	=======

The tax effects of temporary differences that give rise to significant amounts of deferred tax assets and deferred tax liabilities are presented below:
	2000	1999
Deferred tax assets:
State net operating losses and credits	$ 1,185,100	$ 1,134,026
Loans, principally due to difference in allowance
for loan losses and deferred loan fees	789,931	485,904
Nonaccrual loan interest	37,501	24,075
Postretirement benefit accrual	124,272	125,357
Net unrealized loss on securities available for sale	-	579,699
Reserve for litigation	123,200	-
Premises and equipment	16,666	-
Other	116,048	39,486
Gross deferred tax asset	2,392,718	2,388,547
Valuation allowance	(1,365,462)	(1,231,944)

Total deferred tax assets	1,027,256	1,156,603

Deferred tax liabilities:
Premises and equipment	-	18,034
Net unrealized gain on securities available for sale	228,620	-
Other	5,205	4,000

Total deferred tax liabilities	233,825	22,034

Net deferred tax assets	$ 793,431	$ 1,134,569
	======	=======

The Company has, at December 31, 2000, net operating loss carryforwards of approximately $14,759,000 for state income tax purposes, which expire in years 2001 through 2011, and state income tax credits of approximately $300,000, which expire in years 2001 through 2004. Due to the uncertainty relating to the realizability of these carryforwards and credits, management currently considers it more likely than not that not all related deferred tax assets will be realized; thus, a full valuation allowance has been provided for all state tax attributes at December 31, 2000.

9. EMPLOYEE BENEFITS

Defined Contribution Plan - The Company sponsors a defined contribution 401(k) plan covering substantially all full-time employees. Employee contributions are voluntary. The Company matches 25% of the employee contributions up to a maximum of 6% of compensation. During the years ended December 31, 2000, 1999, and 1998, the Company recognized $103,260, $106,418, and $96,470, respectively, in expenses related to this plan.

Other Postretirement Benefit Plans - In addition to the Company's defined contribution plan, the Company sponsors postretirement medical and life insurance benefits to full-time employees who meet certain minimum age and service requirements. The plan contains cost sharing features with retirees.

The following table presents the plan's change in benefit obligation for the years ended December 31, 2000 and 1999:
	2000	1999

Benefit obligation at beginning of year	$ 175,177	$ 201,150
Service cost	22,906	28,184
Interest cost	13,497	14,004
Change in assumption	-	(14,463)
Actuarial loss (gain)	10,440	(51,671)
Company contributions for retirees	(10,179)	(2,027)

Benefit obligation at end of year	$ 211,841	$ 175,177
	=====	=====

The following table presents the plan's funded status reconciled with amounts recognized in the consolidated balance sheets at December 31, 2000 and 1999:
	2000	1999

Accumulated postretirement benefit obligation	$ (211,841)	$ (175,177)
Unrecognized transition obligation	208,592	224,637
Unrecognized prior service cost	(97,431)	(104,390)
Unrecognized actuarial gain	(210,000)	(239,915)

Accrued postretirement benefit cost
included in other liabilities	$ (310,680)	$ (294,845)
	======	======

Net periodic postretirement benefit cost includes the following components:
	Years Ended December 31,
	2000	1999	1998

Service cost	$ 22,906	$ 28,184	$ 27,004
Interest cost	13,497	14,004	18,238
Net amortization	(10,389)	(4,897)	839

Net periodic postretirement benefit cost	$ 26,014	$ 37,291	$ 46,081
	=====	=====	=====

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2000; the rate was assumed to decrease gradually to 5% over four years and remain level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate is not significant. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at January 1, 2000 and 1999.

The Bank also has a postretirement benefit plan which provides retirement benefits to its key officers and Board members and to provide death benefits for their designated beneficiaries. Under the plan, the Bank purchased whole life insurance contracts on the lives of certain key officers and Board members.

The increase in cash surrender value of the contracts, less the Bank's premiums, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 2000 and 1999, the cash surrender value of these insurance contracts was $6,072,774 and $4,922,745, respectively.

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

	Approximate
	Contractual Amount
	2000	1999
Financial instruments whose contract amounts
represent credit risk:
Commitments to extend credit	$ 58,109,307	$ 36,883,303
Standby letters of credit	1,047,912	1,376,885

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

As of December 31, 2000, future minimum lease payments under all noncancelable lease agreements inclusive of sales tax and maintenance costs for the next five years are as follows:
2000

2001	$ 603,496
2002	437,871
2003	417,616
2004	396,453
2005	361,381
Thereafter	-

$ 2,216,817
========

Rent expense in 2000, 1999, and 1998 was approximately $680,000, $680,000, and $625,000, respectively.

The Bank has a long-term license agreement for the operation of a branch office in a supermarket which expires in 2013; however, the Bank may cancel the agreement every five years. Future minimum license fee payments under this agreement at December 31, 2000 are as follows:
2000

2001	$ 53,100
2002	53,100
2003	33,563

$ 139,763
=======

License fee expense associated with these agreements for 2000, 1999, and 1998 amounted to approximately $53,000, $53,000, and $50,000, respectively.

In February 2001, the Bank received an unfavorable judgment in a lawsuit in which it was a defendant. The judgment was for $308,000 and such amount has been reserved for as of December 31, 2000.

As discussed in Note 4, the Bank has a loan outstanding in the amount of $2.2 million that is secured by the debtor's accounts receivable. The loan is in default and the Bank has filed a lawsuit against the debtor and the guarantors. The debtor has also filed a lawsuit against the Bank. Subsequent to December 31, 2000, the court has ordered a special master be appointed to determine whether the debtor has sufficient assets to repay the debt, whether fraud was committed by the debtor, and to verify the debtor's loan amount with the Bank. Management, based on the available information, has reserved $900,000 related to this loan as part of the allowance for loan losses at December 31, 2000. The range of loss on this loan is $0-$2.2 million, depending on whether the debtor performs according to the terms of the note and the value of the collateral.

The Company and the Bank are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse impact on the Company's consolidated financial position.

11. STOCK OPTIONS

The Company previously granted to the president of the Company, options to purchase a total of 7,540 shares of common stock at $6.63 per share. These options, each of which are exercisable for a period of five years from the date of vesting, were vested at the rate of 1,508 shares each year, beginning July 6, 1994, the first anniversary of the president's employment. During 2000 and 1999, options to purchase 1,508 shares expired.

On January 30, 1998, the Company granted its president an option to purchase 17,500 shares of common stock of the Company at an exercise price of $9.88 per share (the "1998 Options") as compared to trades of stock at $5.00 per share around the date of grant. The 1998 options vest at a rate of 20% per year, commencing on January 30, 1999. The option's term is ten years from the date of vesting.

The fair value of the 1998 Option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of .26%; expected volatility of 13%; risk free interest rate of 4% and an expected life of six years. The fair value of the 1998 Option grant was immaterial since the exercise price significantly exceeded the market price of the stock.

There were no stock option grants during 2000 and 1999.

A summary of the status of the Company's stock options as of December 31, 2000, 1999, and 1998 and changes during the years ending on those dates is presented below:
	2000			1999		1998
		Weighted	Weighted		Weighted		Weighted
		Average	Average		Average		Average
		Exercise	Contractual		Exercise		Exercise
	Shares	Price	Life	Shares	Price	Shares	Price

Outstanding at beginning of year	23,532	$ 9.05	8.1 years	25,040	$ 8.90	7,540	$ 6.63

Granted	-	-		-	-	17,500	9.88

Expired	(1,508)	6.63		(1,508)	6.63	-	-

Outstanding at end of year	22,024	$ 9.21	8.3 years	23,532	$ 9.05	25,040	$ 8.90
	====	===		====	====	====	====
Options exercisable at year-end	11,524	$ 8.60		9,532	$ 7.82	7,540	$ 6.63
	====	===		====	====	====	====

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

Cash and Cash Equivalents - For cash, due from banks, federal funds sold, and interest-bearing deposit with banks, the carrying amount is a reasonable estimate of fair value due to the short-term nature of such items.

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

Advances from Federal Home Loan Bank - The fair value of advances from the Federal Home Loan Bank is estimated by discounting the future cash flows using the rates currently available to the Bank for debt with similar remaining maturities and terms.

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

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2000 and 1999 are as follows:
	2000		1999
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(in thousands)
Financial assets:
Cash and due from banks	$ 12,118	$ 12,118	$ 11,898	$ 11,898
Federal funds sold	50	50	655	655
Interest bearing deposits with banks	13,004	13,004	561	561
Investment securities	64,537	64,603	52,051	51,980
Other investments	1,511	1,511	1,929	1,929
Loans held for sale	264	264	-	-
Loans, net	157,352	156,096	132,010	131,576
Cash surrender value of life insurance	6,073	6,073	4,922	4,922

Financial liabilities:
Deposits	230,863	230,775	182,813	182,875
Notes payable	640	640	835	835
Advances from Federal Home Loan Bank	10,000	10,790	10,000	10,000

Off-balance-sheet financial
instruments:
Commitments to extend credit	58,109	58,109	36,883	36,883
Standby letters of credit	1,048	1,048	1,377	1,377

13. SEGMENTS

The Company has two reportable segments: the Bank and CTBM. The Bank offers a full range of commercial banking services to individual and corporate customers in metropolitan Atlanta and Columbus, Georgia. CTBM provides mortgage-related services to customers in metropolitan Atlanta and Columbus, Georgia. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income before income taxes. The Company's reportable segments are managed separately because each business offers different products.

Segment information is as follows:
			Unallocated
			Items and
	Bank	CTBM	Eliminations (Net)	Total

2000

Net Interest Income (Expense)	$ 11,544,106	$ (6,543)	$ (52,332)	$ 11,485,231
Noninterest Income	5,879,002	2,541,591	48	8,420,641
Noninterest Expense	13,564,846	2,607,418	124,527	16,296,791
Income (loss) before income taxes	3,113,950	(72,370)	(176,811)	2,864,769
Segment Net Assets (Liabilities)	266,112,651	1,239,294	(73,705)	267,278,240

1999

Net Interest Income (Expense)	$ 10,503,173	$ (315)	$ (68,063)	$ 10,434,795
Noninterest Income (Loss)	4,485,246	3,469,608	(91,237)	7,863,617
Noninterest Expense	12,207,345	3,168,792	98,067	15,474,204
Income (loss) before income taxes	2,494,074	300,501	(257,367)	2,537,208
Segment Net Assets (Liabilities)	214,393,463	1,242,209	(125,228)	215,510,444

1998

Net Interest Income (Expense)	$ 9,264,006	$ 22,675	$ (78,143)	$ 9,208,538
Noninterest Income	5,092,662	3,242,010	4,362	8,339,034
Noninterest Expense	11,982,102	2,793,285	128,070	14,903,457
Income (loss) before income taxes	2,199,566	471,400	(201,851)	2,469,115
Segment Net Assets (Liabilities)	205,663,392	1,701,511	(538,039)	206,826,864

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the various regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table below.
					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2000

Total Capital (to Risk Weighted Assets):
Consolidated	$ 24,747	14%	$ 14,068	8%	N/A	N/A
Bank	24,177	14%	13,996	8%	$ 17,495	10%

Tier I Capital (to Risk Weighted Assets):
Consolidated	21,582	12%	7,034	4%	N/A	N/A
Bank	21,012	12%	6,998	4%	10,497	6%

Tier I Capital (to Average Assets):
Consolidated	21,582	8%	10,393	4%	N/A	N/A
Bank	21,012	8%	10,357	4%	12,947	5%

As of December 31, 1999

Total Capital (to Risk Weighted Assets):
Consolidated	$ 21,944	14%	$ 12,481	8%	N/A	N/A
Bank	21,166	14%	12,328	8%	$ 15,410	10%

Tier I Capital (to Risk Weighted Assets):
Consolidated	20,007	13%	6,241	4%	N/A	N/A
Bank	19,229	12%	6,164	4%	9,246	6%

Tier I Capital (to Average Assets):
Consolidated	20,007	10%	8,363	4%	N/A	N/A
Bank	19,229	9%	8,286	4%	10,358	5%

Dividend Limitation

The amount of dividends paid by the Bank to the Company is limited by various banking regulatory agencies. Any such dividends will be subject to maintenance of required capital levels. The Georgia Department of Banking and Finance requires prior approval for a bank to pay dividends in excess of 50% of its prior year's earnings. The amount of dividends available from the Bank without prior approval from the regulators for payment in 2001 is approximately $1,132,000.

15. SUPPLEMENTARY INCOME STATEMENT INFORMATION

Components of other operating expenses in excess of 1% of total income in any of the respective years are approximately as follows:
	2000	1999	1998

Professional services - legal	$ -	$ 295,121	$ 405,480
Professional services - other	463,296	433,116	507,742
Stationery and supplies	295,202	309,421	242,457
Advertising	429,233	383,807	233,528
Data processing	1,073,899	968,599	659,980
Postage	425,024	359,689	358,897
Telephone	522,505	523,459	407,339
Other losses	804,718	282,246	357,359
Security and protection expense	-	245,619	-
Provision for losses on foreclosed real estate	-	-	227,042

  CONDENSED FINANCIAL INFORMATION OF CITIZENS BANCSHARES CORPORATION (PARENT ONLY)
	December 31,
	2000	1999
Balance Sheets
Assets:
Cash	$ 51,297	$ 652,571
Investment in Bank	21,426,469	17,990,663
Investment in mortgage services subsidiary	1,102,583	1,000,414
Other assets	124,885	104,810

	$ 22,705,234	$ 19,748,458
	=========	=========
Liabilities and Stockholders' Equity:
Note payable	$ 639,754	$ 835,000
Other liabilities	68,496	31,591
Total liabilities	708,250	866,591
Stockholders' equity	21,996,984	18,881,867

	$ 22,705,234	$ 19,748,458
	=========	=========

	For the Years Ended December 31,
	2000	1999	1998
Statements of Income and Comprehensive Income

Dividends from subsidiaries	$ 369,014	$ 901,859	$ 100,500
Other revenue	3,775	2,103	4,361
Total revenue	372,789	903,962	104,861

Interest expense	56,059	69,420	78,143
Other expense	124,527	190,014	128,070

Total expenses	180,586	259,434	206,213

Income (loss) before income tax benefit
and equity in undistributed
earnings of the subsidiaries	192,203	644,528	(101,352)

Income tax benefit	61,285	89,342	70,112

Income (loss) before equity in undistributed
earnings of the subsidiaries	253,488	733,870	(31,240)

Equity in undistributed earnings of the subsidiaries	1,847,660	1,146,701	1,797,536

Net income	2,101,148	1,880,571	1,766,296
Other comprehensive income (loss)	1,540,265	(1,710,473)	(56,894)

Comprehensive income	$ 3,641,413	$ 170,098	$ 1,709,402
	========	========	========

	Years Ended December 31,
	2000	1999	1998
Statements of Cash Flows

Cash flows from operating activities:
Net income	$ 2,101,148	$ 1,880,571	$ 1,766,296
Adjustments to reconcile net income to
net cash used in operating activities:
Equity in earnings of the subsidiaries	(2,216,724)	(2,048,560)	(1,898,036)

Change in other assets	(20,075)	(34,698)	(30,482)
Change in other liabilities	36,905	(86,946)	18,865
Net cash used in operating activities	(98,746)	(289,633)	(143,357)

Cash flows from investing activities:
Investment in subsidiaries	(150,000)	-	(100,000)
Dividends from subsidiaries	369,014	901,859	100,500

Net cash provided by investing activities	219,014	901,859	500

Cash flows from financing activities:
Payment on notes payable	(195,246)	(200,000)	(585,000)
Dividends paid	(356,511)	(324,611)	-
Proceeds from notes payable	-	-	760,000
Sale of treasury stock	-	56,855	-
Purchase of treasury stock	(169,785)	(1,031,735)	-
Issuance of common stock	-	1,482,000	-
Purchase and retirement of common stock	-	-	(4,469)
Net cash provided by (used in) financing activities	(721,542)	(17,491)	170,531

Net change in cash	(601,274)	594,735	27,674

Cash:
Beginning of year	652,571	57,836	30,162
End of year	$ 51,297	$ 652,571	$ 57,836
	======	=======	=====
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$ 58,449	$ 67,030	$ 78,143
Income taxes	$ 980,000	$ 768,059	$ 908,546

Noncash investing activity:
Change in Bank's unrealized gain (loss) on
investment securities available for sale,
net of tax	$ 1,540,265	$ (1,710,473)	$ (56,894)

Noncash financing activity:
Retirement of treasury stock	$ -	$ -	$ 10,913