Form 10-K, Exhibit 13
period 2002-12-31
CITIZENS BANCSHARES CORP /GA/
filed 2003-04-15
CIK 813640

Citizens Bancshares
Corporation and Subsidiaries

Consolidated Financial Statements as of
December 31, 2002 and 2001 and for Each of the
Three Years in the Period Ended December 31, 2002,
Independent Auditors' Report, Supplemental Information for
Citizens Trust Bank Mortgage Services, Inc. as of and for
the Year Ended December 31, 2002, and Reports Required
by the Department of Housing and Urban Development

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citizens Bancshares Corporation
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Citizens Bancshares Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 28, 2003
Atlanta, Georgia

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

Cash and due from banks, including reserve
requirements of $4,797,000 in 2002 and $5,282,000 in 2001	$ 11,117,482	$ 12,876,502
Federal funds sold	-	1,560,000
Interest-bearing deposits with banks	15,191,949	37,258,171
Certificates of deposit	3,095,000	3,095,000
Investment securities available for sale, at fair value (amortized cost of
$53,363,511 at December 31, 2002 and $61,803,971 at December 31, 2001)	53,972,076	61,578,722
Investment securities held to maturity, at cost (estimated fair value of
$2,511,496 at December 31, 2002 and $2,744,380 at December 31, 2001)	2,375,797	2,676,332
Other investments	2,225,850	1,510,850
Loans held for sale	-	422,500
Loans receivable, net	172,076,880	155,911,115
Premises and equipment, net	6,731,658	6,110,827
Cash surrender value of life insurance	6,879,840	7,016,911
Foreclosed real estate, net	729,652	29,000
Other assets	5,094,074	6,214,676

	$ 279,490,258	$ 296,260,606

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Noninterest-bearing deposits	$ 62,394,399	$ 51,801,276
Interest-bearing deposits	166,216,829	207,818,007

Total deposits	228,611,228	259,619,283

Accrued expenses and other liabilities	3,347,533	3,598,198
Notes payable	739,668	1,270,242
Trust preferred securities	5,000,000	-
Advances from Federal Home Loan Bank	18,750,000	10,000,000

Total liabilities	256,448,429	274,487,723

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY:
Common stock - $1 par value; 5,000,000 shares
authorized; 2,230,065 shares issued and outstanding	2,230,065	2,230,065
Nonvoting common stock - $1 par value; 5,000,000 shares
authorized; 90,000 shares issued and outstanding	90,000	90,000
Additional paid-in capital	7,444,693	7,444,693
Retained earnings	14,920,870	13,823,230
Treasury stock at cost, 240,996 and 191,852 shares at
December 31, 2002 and 2001, respectively	(2,046,027)	(1,665,344)
Accumulated other comprehensive income (loss)	402,228	(149,761)

Total stockholders' equity	23,041,829	21,772,883

	$ 279,490,258	$ 296,260,606
See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

Interest income:
Loans, including fees	$ 12,748,511	$ 14,866,320	$ 15,505,046
Investment securities:
Taxable	2,814,364	2,264,668	2,672,808
Tax-exempt	947,865	614,428	462,316
Dividends	169,590	180,498	150,898
Federal funds sold	7,612	31,355	31,124
Interest-bearing deposits	324,524	606,141	359,573

Total interest income	17,012,466	18,563,410	19,181,765

Interest expense:
Deposits	4,401,111	6,776,756	6,929,283
Other borrowings	866,676	691,365	767,251
Total interest expense	5,267,787	7,468,121	7,696,534

Net interest income	11,744,679	11,095,289	11,485,231

Provision for loan losses	1,660,165	1,810,000	744,312

Net interest income after provision for
loan losses	10,084,514	9,285,289	10,740,919

Noninterest income:
Service charges on deposits	3,498,771	3,803,535	3,531,217
Gains on sales of securities	1,164,196	1,051,239	62,312
Gains on sales of assets	2,496	389,770	745,094
Mortgage origination fees	121,048	1,508,989	2,394,839
Other operating income	1,225,415	1,783,327	1,687,179

Total noninterest income	6,011,926	8,536,860	8,420,641

Noninterest expense:
Salaries and employee benefits	7,099,256	7,488,021	7,616,478
Occupancy and equipment	2,382,591	2,473,780	2,541,853
Other operating expenses	5,050,412	6,362,525	6,138,460

Total noninterest expense	14,532,259	16,324,326	16,296,791

Income before income taxes	1,564,181	1,497,823	2,864,769

Income tax expense	128,644	207,482	763,621

Net income	$ 1,435,537	$ 1,290,341	$ 2,101,148

Net income per share - basic and diluted	$ 0.68	$ 0.59	$ 0.95

Weighted average outstanding shares:
Basic	2,101,555	2,175,458	2,222,245
Diluted	2,101,675	2,175,642	2,222,245

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

									Accumulated
			Nonvoting		Additional				Other
	Common Stock		Common Stock		Paid-in	Retained	Treasury Stock		Comprehensive
	Shares	Amount	Shares	Amount	Capital	Earnings	Shares	Amount	Income (Loss)	Total

Balance, December 31, 1999	2,230,065	$ 2,230,065	90,000	$ 90,000	$ 7,444,693	$ 11,162,475	(91,852)	$ (920,068)	$ (1,125,298)	$ 18,881,867

Net income	-	-	-	-	-	2,101,148	-	-	-	2,101,148

Unrealized holding gains on investment securities available for sale, net of taxes of $829,505	-	-	-	-	-	-	-	-	1,581,391	1,581,391

Less reclassification adjustment for holding gains included in net income, net of taxes of $21,186	-	-	-	-	-	-	-	-	(41,126)	(41,126)
Comprehensive income										3,641,413
Purchase of treasury stock	-	-	-	-	-	-	(23,674)	(169,785)	-	(169,785)
Dividends declared - $0.16 per share	-	-	-	-	-	(356,511)	-	-	-	(356,511)

Balance, December 31, 2000	2,230,065	2,230,065	90,000	90,000	7,444,693	12,907,112	(115,526)	(1,089,853)	414,967	21,996,984

Net income	-	-	-	-	-	1,290,341	-	-	-	1,290,341

Unrealized holding gains on investment securities available for sale, net of taxes of $51,651	-	-	-	-	-	-	-	-	129,090	129,090

Less reclassification adjustment for holding gains included in net income, net of taxes of $357,421	-	-	-	-	-	-	-	-	(693,818)	(693,818)
Comprehensive income										725,613
Purchase of treasury stock	-	-	-	-	-	-	(76,326)	(575,491)	-	(575,491)
Dividends declared - $0.17 per share	-	-	-	-	-	(374,223)	-	-	-	(374,223)

Balance, December 31, 2001	2,230,065	2,230,065	90,000	90,000	7,444,693	13,823,230	(191,852)	(1,665,344)	(149,761)	21,772,883

Net income	-	-	-	-	-	1,435,537	-	-	-	1,435,537

Unrealized holding gains on investment securities available for sale, net of taxes of $583,503	-	-	-	-	-	-	-	-	1,716,185	1,716,185

Less reclassification adjustment for holding gains included in net income, net of taxes of $395,827	-	-	-	-	-	-	-	-	(1,164,196)	(1,164,196)
Comprehensive income										1,987,526
Purchase of treasury stock	-	-	-	-	-	-	(49,144)	(380,683)	-	(380,683)
Dividends declared - $0.16 per share	-	-	-	-	-	(337,897)	-	-	-	(337,897)

Balance, December 31, 2002	2,230,065	$ 2,230,065	90,000	$ 90,000	$ 7,444,693	$ 14,920,870	(240,996)	$ (2,046,027)	$ 402,228	$ 23,041,829

See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

OPERATING ACTIVITIES:
Net income	$ 1,435,537	$ 1,290,341	$ 2,101,148
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	1,660,165	1,810,000	744,312
Provision for losses on foreclosed real estate	29,987	-	43,303
Depreciation	971,255	1,143,655	1,157,131
Amortization and accretion, net	(232,685)	(442,339)	122,357
Provision for deferred income taxes	(252,098)	533,082	(467,181)
Gain on sale of assets and securities	(1,166,692)	(1,441,009)	(807,406)
Change in mortgage loans held for sale	422,500	(158,757)	(263,743)
Proceeds from sale of property held for sale	-	509,119	2,154,780
Purchases of property held for sale	-	-	(392,721)
Change in other assets	1,073,387	(30,935)	2,013,758
Change in accrued expenses and other liabilities	(909,230)	(180,619)	302,881

Net cash provided by operating activities	3,032,126	3,032,538	6,708,619

INVESTING ACTIVITIES:
Net change in federal funds sold	1,560,000	(1,510,000)	605,000
Net change in interest-bearing deposits with banks	22,066,222	(24,253,910)	(12,443,021)
Purchases of certificates of deposit	-	(2,100,000)	(995,000)
Proceeds from sales/maturities of investments:
Securities available for sale	68,324,691	68,658,215	-
Securities held to maturity	300,000	555,000	1,766,101
Purchases of securities available for sale	(54,323,294)	(68,851,441)	(11,297,592)
Purchase of other investments	(715,000)	-	(96,100)
Proceeds from sales of other investments	-	-	514,400
Net cash and due from banks acquired from FDIC	-	-	3,204,430
Net change in loans	(23,431,139)	(205,565)	(4,202,724)
Purchases of premises and equipment	(929,440)	(661,442)	(1,909,280)
Proceeds from sale of premises and equipment	-	420,090	-
Decrease (increase) of cash surrender value of
life insurance policies	137,071	(944,137)	(1,150,029)
Proceeds from sale of foreclosed real estate	375,000	-	335,000
Net expenditures on foreclosed real estate	-	-	(59,853)

Net cash provided by (used in) investing activities	13,364,111	(28,893,190)	(25,728,668)

			(Continued)

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

FINANCING ACTIVITIES:
Net change in deposits	$ (30,656,103)	$ 26,938,178	$ 19,961,788
Net borrowings from warehouse line of credit	-	330,574	-
Proceeds from note payable	-	499,914	-
Principal payments on note payable	(530,574)	(200,000)	(195,246)
Proceeds from trust preferred securities	5,000,000	-	-
Net change in Federal Home Loan Bank advances	8,750,000	-	-
Dividends paid	(337,897)	(374,223)	(356,511)
Purchase of treasury stock	(380,683)	(575,491)	(169,785)

Net cash (used in) provided by financing activities	(18,155,257)	26,618,952	19,240,246

Net change in cash and due from banks	(1,759,020)	758,300	220,197

CASH AND DUE FROM BANKS:
Beginning of year	12,876,502	12,118,202	11,898,005

End of year	$ 11,117,482	$ 12,876,502	$ 12,118,202

Supplemental disclosures of cash paid during the year for:
Interest	$ 6,251,210	$ 6,998,190	$ 6,915,742
Income taxes	568,195	1,169,713	980,000

Supplemental disclosures of noncash investing activities:
Real estate acquired through foreclosure	1,137,144	29,000	-
Securitized loans	4,669,289	-	988,025
Reclassification of securities from held to maturity
to available for sale	-	2,172,590	-
Change in unrealized gain (loss) on investment
securities available for sale, net of tax	551,989	(564,728)	1,540,265

Supplemental disclosures of acquisition from FDIC:
Loans, net of discount	-	-	22,694,499
Other assets	-	-	220,662
Deposits assumed, net of premium	-	-	(25,624,282)
Other liabilities	-	-	(495,309)

Net cash and due from banks acquired from FDIC	$ -	$ -	$ (3,204,430)

			(Concluded)
See notes to consolidated financial statements.

CITIZENS BANCSHARES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2002

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - Citizens Bancshares Corporation and subsidiaries (the "Company") is a holding company that provides a full range of commercial banking and mortgage brokerage services to individual and corporate customers in metropolitan Atlanta and Columbus, Georgia, through its wholly owned subsidiary, Citizens Trust Bank (the "Bank").  The Bank operates under a state charter and serves its customers through 11 full-service branches in metropolitan Atlanta and one full-service branch in Columbus, Georgia.  Additionally, the Company wholly owns Citizens Trust Bank Mortgage Services, Inc. ("CTBM"), which provided mortgage brokerage services to its customers during 2001 and 2000.  All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Investment Securities - The Company classifies investments in one of three categories based on management's intent upon purchase: held to maturity securities which are reported at amortized cost, trading securities which are reported at fair value with unrealized holding gains and losses included in earnings, and available for sale securities which are recorded at fair value with unrealized holding gains and losses included as a component of accumulated other comprehensive income.  The Company had no investment securities classified as trading securities during 2002, 2001, or 2000.

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

Other Investments - Other investments consist of Federal Home Loan Bank stock and Federal Reserve Bank stock which are restricted and have no readily determinable market value.  These investments are carried at cost.

Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value.  Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans and Allowance for Loan Losses - Loans are reported at principal amounts outstanding less unearned income and the allowance for loan losses.  Interest income on loans is recognized on a level yield basis. Loan fees and certain direct origination costs are deferred and amortized over the estimated terms of the loans using the level yield method.  Premiums and discounts on loans purchased are amortized and accreted using the level yield method over the estimated remaining life of the loan purchased.

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

Loans are generally placed on nonaccrual status when the full and timely collection of principal or interest becomes uncertain or the loan becomes contractually in default for 90 days or more as to either principal or interest, unless the loan is well collateralized and in the process of collection. When a loan is placed on nonaccrual status, current period accrued and uncollected interest is charged-off against interest income on loans unless management believes the accrued interest is recoverable through the liquidation of collateral.  Interest income, if any, on impaired loans is recognized on the cash basis.

The Company provides for estimated losses on loans receivable when any significant and permanent decline in value occurs.  These estimates for losses are based on individual assets and their related cash flow forecasts, sales values, independent appraisals, the volatility of certain real estate markets, and concern for disposing of real estate in distressed markets.  For loans that are pooled for purposes of determining necessary provisions, estimates are based on loan types, history of charge-offs, and other delinquency analyses.  Therefore, the value used to determine the provision for losses is subject to the reasonableness of these estimates.  The adequacy of the allowance for loan losses is reviewed on a monthly basis by management and the Board of Directors.  On a quarterly basis, a comprehensive review of the adequacy of the allowance for loan losses is performed.  This assessment is made in the context of historical losses as well as existing economic conditions, performance trends within specific portfolio segments, and individual concentrations of credit.

Loans are charged-off against the allowance when, in the opinion of management, such loans are deemed to be uncollectible and subsequent recoveries are added to the allowance.

Mortgage Servicing Rights-The Company allocates the total cost of a whole mortgage loan originated or purchased to mortgage servicing rights and loans based on relative fair values.  Amounts capitalized as mortgage servicing rights are amortized over the period of, and in proportion to, estimated future net servicing income.  The Company assesses its capitalized mortgage servicing rights for impairment based on independent appraisals of the market values of those rights.  Impairments are recognized as a valuation allowance.  The independent appraisals value such rights in consideration of prevailing interest rates, prepayment and default rates, and other relevant factors as appropriate.  At December 31, 2002 and 2001, the fair values of mortgage servicing rights were $181,568 and $204,807, respectively, and are presented as a component of other assets in the consolidated balance sheets.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of the related assets.  When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period.  The costs of maintenance and repairs, which do not improve or extend the useful life of the respective assets, are charged to earnings as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment is as follows:

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

Intangible Assets - Intangible assets represent a deposit assumption premium recorded upon the purchase of certain assets and liabilities of another financial institution.  The deposit assumption premium is amortized over seven years, the estimated average life of the deposit base acquired, using the straight-line method and is included within other assets in the consolidated balance sheets.  The carrying amount and accumulated amortization of the deposit assumption premium is approximately $1,466,000 and $997,000, respectively, at December 31, 2002.  During the years ended 2002, 2001, and 2000, the Company recognized in operations amortization expense of approximately $352,000, $352,000, and $293,000, respectively, and estimates the aggregate amortization expense for each of the next four years ending December 31, 2006 to be approximately $352,000.  For the year ending December 31, 2007, the Company estimates the aggregate amortization expense to be approximately $58,000.

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

Net Income Per Share -Basic net income per common share ("EPS") is computed based on net income divided by the weighted average number of common shares outstanding.  Diluted EPS is computed based on net income divided by the weighted average number of common and potential common shares.   The only potential common share equivalents are those related to stock options.  Stock options which are anti-dilutive are excluded from the calculation of diluted EPS.

Stock Options -Stock options are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations.  Stock option compensation expense was not recognized in the Company's consolidated statements of income as all stock options granted had an exercise price greater than the fair value of the underlying common stock on the grant date.

Recently Issued Accounting Standards-In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses accounting for and reporting of the impairment or disposal of long-lived assets.  The Company adopted the provisions of SFAS No. 144 on January 1, 2002.  The adoption of SFAS No. 144 did not have a significant impact on the Company's consolidated financial statements.

On October 1, 2002, the Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections, which, among other things, requires that gains and losses due to the extinguishment of debt be classified as extraordinary items on the consolidated statements of income only if certain criteria are met.  The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes previous accounting and reporting standards for costs associated with exit or disposal activities by requiring the related liability to be recognized and measured initially at fair value when the liability is incurred.  Under the previous accounting and reporting standards, the liability for exit or disposal costs was recognized at the date management committed to a plan. The adoption of SFAS No. 146 will impact the timing of the recognition of liabilities related to future exit or disposal activities and is effective for such activities that are initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. The provisions of SFAS No. 147 are effective for acquisitions occurring on or after October 1, 2002.  The adoption is not expected to have a material impact on the consolidated financial statements of the Company.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, by revising the methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS No. 148 also requires additional disclosures in annual and interim financial statements related to stock-based employee compensation.  On December 31, 2002, the Company adopted SFAS No. 148 as it relates to the additional disclosures required for registrants that account for employee stock-based compensation under APB 25.  However, the Company's issued stock options either have no fair value or no effect on the prescribed disclosure and as a result, the adoption of the statement has no effect on the consolidated financial statements of the Company.  For additional information, see the Company's stock option policy within this Note.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which expands the disclosures a guarantor is required to provide in its annual and interim financial statements regarding its obligations for certain guarantees.  Disclosures are required to be included in financial statements issued after December 15, 2002.  FIN 45 also requires the guarantor to recognize a liability for the fair value of the obligation it has assumed for guarantees issued or modified after December 31, 2002.  The adoption of FIN 45 is not expected to have a material effect on the Company's consolidated financial statements.

Reclassifications - Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation.

2.     INVESTMENT SECURITIES

Investment securities held to maturity are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2002 -
State, county, and municipal securities	$ 2,375,797	$ 135,699	$ -	$ 2,511,496

Totals	$ 2,375,797	$ 135,699	$ -	$ 2,511,496

At December 31, 2001 -
State, county, and municipal securities	$ 2,676,332	$ 70,407	$ 2,359	$ 2,744,380

Totals	$ 2,676,332	$ 70,407	$ 2,359	$ 2,744,380

Investment securities available for sale are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At December 31, 2002:
U.S. Treasury and
U.S. Government agency securities	$ 4,021,119	$ 15,945	$ -	$ 4,037,064
State, county, and municipal securities	15,797,594	492,084	302	16,289,376
Mortgage-backed securities	32,144,768	204,486	14,618	32,334,636
Equity securities	1,400,030	-	89,030	1,311,000

Totals	$ 53,363,511	$ 712,515	$ 103,950	$ 53,972,076

At December 31, 2001:
U.S. Treasury and
U.S. Government agency securities	$ 20,056,863	$ 125,643	$ 64,923	$ 20,117,583
State, county, and municipal securities	14,740,257	38,096	293,161	14,485,192
Mortgage-backed securities	25,606,699	70,872	188,908	25,488,663
Equity securities	1,400,152	112,132	25,000	1,487,284

Totals	$ 61,803,971	$ 346,743	$ 571,992	$ 61,578,722

The amortized costs and fair values of investment securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with and without call or prepayment penalties.

	Held to Maturity		Available for Sale

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$ 435,121	$ 437,676	$ -	$ -
Due after one year through five years	665,000	721,495	2,883,056	2,931,430
Due after five years through ten years	1,275,676	1,352,325	11,652,838	11,909,548
Due after ten years	-	-	37,427,587	37,820,098
Equity securities	-	-	1,400,030	1,311,000

	$ 2,375,797	$ 2,511,496	$ 53,363,511	$ 53,972,076

Gross realized gains on securities were $1,165,622, $1,051,239, and $62,312 in 2002, 2001, and 2000, respectively.  Gross realized losses on securities were $1,426 in 2002.  There were no gross realized losses on securities during 2001 and 2000.

Investment securities with carrying values of approximately $42,704,000 and $49,712,000 at December 31, 2002 and 2001, respectively, were pledged to secure public funds on deposit and for other purposes as required by law.

Loans Securitization- In December 2002, the Company securitized a pool of loans under a program sponsored by Fannie Mae.  The net book value of the loans securitized of approximately $4.7 million was reclassified to investment securities available for sale as a result of the securitization.  Delinquencies and credit losses within the pool at December 31, 2002 were not material.  At December 31, 2002 the carrying value was approximately $4.7 million.

3.     LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans outstanding, by classification, are summarized as follows:

	December 31,
	2002	2001

Commercial, financial, and agricultural	$ 53,940,235	$ 49,335,968
Installment	5,651,586	8,154,154
Real estate - mortgage	96,998,722	78,290,855
Real estate - construction	14,058,286	10,817,161
Other	5,376,387	12,603,013
	176,025,216	159,201,151

Less: Net deferred loan fees	537,430	247,537
Allowance for loan losses	2,629,753	2,002,842
Discount on loans acquired	781,153	1,039,657

	$ 172,076,880	$ 155,911,115

Purchased Loans- In March 2000, the Company acquired loans from the Federal Deposit Insurance Corporation ("FDIC") with a principal balance of $26.0 million at a discount of $3.1 million.  Management evaluated the fair value of the loans acquired and determined, in accordance with its policy, that $1.4 million of the discount should be allocated to the allowance for loan losses.  The remaining discount is being accreted over the estimated remaining lives of the purchased loans.  Accretion of the discount resulted in an adjustment to interest income of approximately $201,000, $193,000, and $187,000 during 2002, 2001, and 2000, respectively.  The purchase of loans included a Shared-Loss Arrangement ("Arrangement") with the FDIC in relation to approximately $9 million of the loans.  The Arrangement provides for the reimbursement by the FDIC of 80% of the net charge-offs of these shared-loss loans plus reimbursable expenses for the first two years.

FHA/VA Loans- During the year ended December 31, 2002, the Company originated two FHA insured loans and one VA guaranteed mortgage loan with loan proceeds of $428,967.

Concentrations- The Company's concentrations of credit risk are as follows:

  A substantial portion of the Company's loan portfolio is collateralized by real estate in metropolitan Atlanta.  Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the metropolitan Atlanta area.

  The Company's loans to area churches were approximately $37.7 million and $43.8 million at December 31, 2002 and 2001, respectively, which are generally secured by real estate.

  The Company's loans to area convenience stores were approximately $26.3 million at December 31, 2002 and are considered immaterial at December 31, 2001.  Loans to convenience stores are generally secured by real estate.

Allowance for Loan Losses- Activity in the allowance for loan losses is summarized as follows:

	Years Ended December 31,
	2002	2001	2000

Balance at beginning of year	$ 2,002,842	$ 2,672,919	$ 1,612,187
Provision for loan losses	1,660,165	1,810,000	744,312
Allocation of discount on purchased loans	-	-	1,400,000
Loans charged off	(1,836,652)	(3,355,858)	(1,892,474)
Recoveries on loans previously charged off	803,398	875,781	808,894

Balance at end of year	$ 2,629,753	$ 2,002,842	$ 2,672,919

Nonaccrual loans amounted to $2,052,061 and $1,760,868 at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, the recorded investment in loans considered to be impaired was $8,871,981 and $3,316,778, respectively.  The related allowance for loan losses for these loans was $1,365,194 and $674,586 at December 31, 2002 and 2001, respectively.  The average investment in impaired loans during 2002 and 2001 was approximately $4,001,000 and $3,116,000, respectively.  Interest income recognized on impaired loans was approximately $1,059,000, $556,000, and $260,000 in 2002, 2001, and 2000, respectively.  Interest income recognized on a cash basis was approximately $246,000, $48,000, and $85,000 in 2002, 2001, and 2000, respectively.

4.     PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2002	2001

Land	$ 1,386,474	$ 1,386,474
Buildings and improvements	4,252,575	4,044,457
Furniture and equipment	6,876,069	6,220,114
	12,515,118	11,651,045
Less accumulated depreciation	5,783,460	5,540,218

	$ 6,731,658	$ 6,110,827

5.     DEPOSITS

The following is a summary of interest-bearing deposits:

	2002	2001

Demand deposit and money market accounts	$ 37,485,340	$ 39,988,654
Savings accounts	44,060,984	65,555,875
Time deposits of $100,000 or more	46,386,492	62,934,838
Other time deposits	38,284,013	39,338,640

	$ 166,216,829	$ 207,818,007

At December 31, 2002, maturities of time deposits are approximately as follows:

2003	$ 70,303,595
2004	6,814,447
2005	3,883,389
2006	2,427,119
2007	1,126,364
2008 and thereafter	115,591
$ 84,670,505

In March 2000, the Company acquired $28.6 million of deposits from a failed institution and recognized a deposit assumption premium of $2.5 million.  The premium is being amortized over the estimated life of the deposits assumed (7 years).  Amortization expense of approximately $352,000 was recorded during both 2002 and 2001, and amortization expense of approximately $293,000 was recorded during 2000, as an adjustment to interest expense.

6.     OTHER BORROWINGS

Notes Payable -At December 31, 2001, the Company had $939,668 outstanding under an unsecured note payable.  The note bore interest at a rate of 50 basis points below the lender's prime rate and was due in full on May 1, 2002.  During 2002, the note was refinanced as part of a new unsecured note.  At December 31, 2002, the note payable had an outstanding principal balance of $739,668.  The note bears interest at a rate of 50 basis points below the lender's prime rate (3.75% at December 31, 2002) and is payable quarterly.  The principal balance is due in full on May 1, 2003.

During 2001, the Company established a warehouse line of credit to support the operations of CTBM.  The warehouse line allowed CTBM to borrow up to $10.0 million at an adjustable rate of 200 basis points above the lender's prime rate and, at December 31, 2001, had an outstanding principal balance of $330,574.   The line of credit matured and was paid off in March 2002 due to the realignment of CTBM discussed in Note 12.

Trust Preferred Securities - During the second quarter of 2002, Citizens Bancshares Corporation issued $5 million of pooled trust preferred securities through one issuance by a wholly owned subsidiary grantor trust, Citizens (GA) Statutory Trust I (the "Trust").  The trust preferred securities accrue and pay distributions periodically at an annual rate as provided in the indentures of the London Interbank Offered Rate plus 3.45%.  The Trust used the net proceeds from the offering to purchase a like amount of Junior Subordinated Debentures (the "Debentures") of the Company.  The Debentures are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements.  The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the Trust.  The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures on June 26, 2032, or upon earlier redemption as provided in the indentures beginning June 26, 2007.  The Company has the right to redeem the Debentures in whole or in part or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.  At December 31, 2002, the interest rate on the trust preferred securities was 4.85%.

Federal Home Loan Bank Advances - The $10 million of advances outstanding at December 31, 2002 and 2001 bear interest at a fixed rate of 5.82% and are due April 5, 2010.  An additional advance bearing interest at a variable rate was obtained by the Company during 2002, and had an outstanding balance of $8.75 million and an interest rate of 1.30% at December 31, 2002.  The advances are callable by the lender at the end of each fiscal quarter and are collateralized by a blanket lien on the Bank's 1-4 family mortgage portfolio.

7.     INCOME TAXES

The components of income tax expense consist of:

	2002	2001	2000

Current tax expense (benefit)	$ 380,742	$ (325,600)	$ 1,230,802
Deferred tax (benefit) expense	(252,098)	533,082	(467,181)

	$ 128,644	$ 207,482	$ 763,621

Income tax expense for the years ended December 31, 2002, 2001, and 2000 differed from the amounts computed by applying the statutory federal income tax rate of 34% to earnings before income taxes as follows:

	2002	2001	2000

Income tax expense at statutory rate	$ 531,822	$ 509,260	$ 975,638
Tax-exempt interest income, net of
disallowed interest expense	(300,267)	(207,913)	(156,557)
Nondeductible expenses	18,095	6,107	3,557
Cash surrender value of life insurance income	(134,462)	(74,070)	(79,900)
Other, net	13,456	(25,902)	20,883

Income tax expense	$ 128,644	$ 207,482	$ 763,621

The tax effects of temporary differences that give rise to significant amounts of deferred tax assets and deferred tax liabilities are presented below:

	2002	2001
Deferred tax assets:
State net operating losses and credits	$ 1,005,225	$ 1,214,355
Federal tax credits	-	85,606
Loans, principally due to difference in allowance
for loan losses and deferred loan fees	566,190	441,952
Nonaccrual loan interest	15,264	15,264
Postretirement benefit accrual	141,567	133,452
Net unrealized loss on securities available for sale	-	77,150
Premises and equipment	258,849	119,454
Other	298,614	248,435
Gross deferred tax asset	2,285,709	2,335,668
Valuation allowance	(1,136,002)	(1,283,176)

Total deferred tax assets	1,149,707	1,052,492

Deferred tax liabilities:
Purchased loan discount	400,000	480,000
Net unrealized gain on securities available for sale	206,912	-
Other	8,640	6,373

Total deferred tax liabilities	615,552	486,373

Net deferred tax assets	$ 534,155	$ 566,119

The Company has, at December 31, 2002, net operating loss carryforwards of approximately $11,760,000 for state income tax purposes, which expire in years 2003 through 2021, and state income tax credits of approximately $300,000 which expire in years 2003 through 2005.  Due to the uncertainty relating to the realizability of these carryforwards and credits, management currently considers it more likely than not that all related deferred tax assets will not be realized; thus, a full valuation allowance has been provided for all state tax carryforwards and credits.

8.     EMPLOYEE BENEFITS

Defined Contribution Plan - The Company sponsors a defined contribution 401(k) plan covering substantially all full-time employees. Employee contributions are voluntary. The Company matches 25% of the employee contributions up to a maximum of 6% of compensation. During the years ended December 31, 2002, 2001, and 2000, the Company recognized $91,164, $81,511, and $103,260, respectively, in expenses related to this plan.

Other Postretirement Benefits- In addition to the Company's defined contribution plan, the Company sponsors postretirement medical and life insurance benefit plans for full-time employees who meet certain minimum age and service requirements. The plans contain cost sharing features with retirees.

The following table presents the plans' changes in benefit obligation for the years ended December 31, 2002 and 2001:

	2002	2001

Benefit obligation at beginning of year	$ 226,793	$ 211,841
Service cost	28,445	23,460
Interest cost	16,116	16,022
Actuarial gain	(19,929)	(15,533)
Company contributions for retirees	(13,421)	(8,997)

Benefit obligation at end of year	$ 238,004	$ 226,793

The following table presents the plans' funded status reconciled with amounts recognized in the consolidated balance sheets at December 31, 2002 and 2001:

	2002	2001

Accumulated postretirement benefit obligation	$ (238,004)	$ (226,793)
Unrecognized transition obligation	176,502	192,547
Unrecognized prior service cost	(83,513)	(90,472)
Unrecognized actuarial gain	(212,576)	(208,912)

Accrued postretirement benefit cost
included in accrued expenses and other liabilities	$ (357,591)	$ (333,630)

Net periodic postretirement benefit cost includes the following components:

	Years Ended December 31,
	2002	2001	2000

Service cost	$ 28,445	$ 23,460	$ 22,906
Interest cost	16,116	16,022	13,497
Net amortization	(7,179)	(7,535)	(10,389)

Net periodic postretirement benefit cost	$ 37,382	$ 31,947	$ 26,014

For measurement purposes, a 7.25% and 7.75% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 2002 and 2001, respectively; the rate was assumed to decrease gradually to 5% over one and two years, respectively, and remain level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate is not significant. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.25% at January 1, 2002 and 2001, respectively.

The Bank also has a postretirement benefit plan which provides retirement benefits to its key officers and Board members and provides death benefits for their designated beneficiaries. Under the plan, the Bank purchased whole life insurance contracts on the lives of certain key officers and Board members.

The increase in cash surrender value of the contracts, less the Bank's premiums, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan.  At December 31, 2002 and 2001, the cash surrender value of these insurance contracts was $6,879,840 and $7,016,911, respectively.

9.     COMMITMENTS AND CONTINGENCIES

Credit Commitments and Standby Letters-The Company in the normal course of business is a party to financial instruments with off-balance-sheet risk used to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential and commercial real estate. Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party.  These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

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

	Approximate
	Contractual Amount
	2002	2001
Financial instruments whose contract amounts
represent credit risk:
Commitments to extend credit	$ 29,110,000	$ 32,999,000
Standby letters of credit	1,256,000	1,192,000

Mortgage-Backed Securities - In connection with servicing mortgage-backed securities guaranteed by Fannie Mae, the Company advances certain principal and interest payments to security holders prior to their collection from specific mortgagors.  Additionally, the Company must remit certain payments of property taxes and insurance premiums in advance of collecting them from specific mortgagors and make certain payments of attorneys' fees and other costs related to loans in foreclosure.  These amounts are included as receivables within other assets in the consolidated balance sheets.

Leases- As of December 31, 2002, future minimum lease payments under all noncancelable lease agreements inclusive of sales tax and maintenance costs for the next five years and thereafter are as follows:

2003	$ 406,415
2004	391,976
2005	353,322
2006	119,034
2007	-
Thereafter	-
$ 1,270,747

Rent expense in 2002, 2001, and 2000 was approximately $435,000, $497,000, and $680,000, respectively.

Legal - The Company and the Bank are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse impact on the Company's consolidated financial statements.

10.   STOCK OPTIONS

1993 Option - The Company previously granted to the president of the Company options to purchase a total of 7,540 shares of common stock at $6.63 per share.  These options, each of which are exercisable for a period of five years from the date of vesting, were vested at the rate of 1,508 shares each year, beginning July 6, 1994, the first anniversary of the president's employment.  During 2002 and 2001, options to purchase 1,508 shares related to this grant expired in each of the years, and at December 31, 2002, 1,508 options remained outstanding which will expire on July 5, 2003.

1998 Option - On January 30, 1998, the Company granted its president an option to purchase 17,500 shares of common stock of the Company at an exercise price of $9.88 per share (the "1998 Option") as compared to trades of stock at $5.00 per share around the date of grant.  The 1998 Option vests at a rate of 20% per year, commencing on January 30, 1999.  The option's term is ten years from the date of vesting, and at December 31, 2002, the 1998 Option remained outstanding.

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

There were no stock option grants during the three-year period ended December 31, 2002.

A summary of the status of the Company's stock options as of December 31, 2002, 2001, and 2000, and changes during the years ended on those dates is presented below:

	2002			2001		2000
		Weighted	Weighted		Weighted		Weighted
		Average	Average		Average		Average
		Exercise	Contractual		Exercise		Exercise
	Shares	Price	Life	Shares	Price	Shares	Price

Outstanding at beginning of year	20,516	$ 9.40	9.3 years	22,024	$ 9.21	23,532	$ 9.05

Granted	-	-		-	-	-	-

Expired	(1,508)	6.63		(1,508)	6.63	(1,508)	6.63

Outstanding at end of year	19,008	$ 9.62	9.6 years	20,516	$ 9.40	22,024	$ 9.21

Options exercisable at year-end	15,508	$ 9.56		13,516	$ 9.15	11,524	$ 8.60

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Following are disclosures of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in the value of financial instruments held by the Company since purchase, origination, or issuance.

Cash, Due From Banks, Federal Funds Sold, Interest-Bearing Deposits With Banks, and Certificates of Deposits - Carrying amount is a reasonable estimate of fair value due to the short‑term nature of such items.

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

Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Notes Payable - Since the notes payable bear a variable interest rate, the carrying value approximates fair value.

Advances from Federal Home Loan Bank -The fair values of advances from the Federal Home Loan Bank are estimated by discounting the future cash flows using the rates currently available to the Bank for debt with similar remaining maturities and terms.

Trust Preferred Securities -The fair value of the issuance is estimated by discounting future cash flows using the rates currently available to the Bank for debt with similar remaining maturities and terms.

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

The carrying values and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

	2002		2001
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(in thousands)
Financial assets:
Cash and due from banks	$ 11,117	$ 11,117	$ 12,877	$ 12,877
Federal funds sold	-	-	1,560	1,560
Interest-bearing deposits with banks	15,192	15,192	37,258	37,258
Cetificates of deposit	3,095	3,095	3,095	3,095
Investment securities	56,348	56,484	64,255	64,323
Other investments	2,226	2,226	1,511	1,511
Loans held for sale	-	-	423	423
Loans, net	172,077	168,790	155,911	156,444
Cash surrender value of life insurance	6,880	6,880	7,017	7,017

Financial liabilities:
Deposits	228,611	219,626	259,619	259,449
Notes payable	740	740	1,270	1,270
Advances from Federal Home Loan Bank	18,750	19,924	10,000	10,000
Trust preferred securities	5,000	5,129	-	-

Off-balance-sheet financial
instruments:
Commitments to extend credit	29,110	29,110	32,999	32,999
Standby letters of credit	1,256	1,256	1,192	1,192

12.   SEGMENTS

During the years ended December 31, 2001 and 2000, the Company maintained two reportable segments: the Bank and CTBM.  In December 2001, the Company realigned CTBM to become a department of the Bank.  During the year ended December 31, 2002, the Company's mortgage banking activities were not managed as a separate segment of the Company.  During 2002, the Bank offered a full range of commercial banking services to individual and corporate customers and provided mortgage-related services to customers in metropolitan Atlanta and Columbus, Georgia.  During 2001 and 2000, separately, the Bank offered a full range of commercial banking services to individual and corporate customers and CTBM provided mortgage-related services to its customers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1.  The Company evaluates performance based on income before income taxes.  The Company presents the operations of the Bank's holding company and intercompany eliminations as unallocated items and eliminations (net).

The following table presents the operations of the Company's mortgage banking activities for 2002 as a department of the Bank, and as restated for 2001 and 2000 for comparability.

		Unallocated
		Items and
	Bank	Eliminations (Net)	Total
2002

Net interest income (expense)	$ 11,917,763	$ (173,084)	$ 11,744,679
Noninterest income	6,011,154	772	6,011,926
Noninterest expense	14,306,966	225,293	14,532,259
Income (loss) before income taxes	1,961,786	(397,605)	1,564,181
Segment assets	278,595,556	894,702	279,490,258

2001

Net interest income (expense)	$ 11,126,362	$ (31,073)	$ 11,095,289
Noninterest income (loss)	8,626,205	(89,345)	8,536,860
Noninterest expense	16,129,187	195,139	16,324,326
Income (loss) before income taxes	1,813,380	(315,557)	1,497,823
Segment assets (liabilities)	296,703,407	(442,801)	296,260,606

2000

Net interest income (expense)	$ 11,537,563	$ (52,332)	$ 11,485,231
Noninterest income	8,420,593	48	8,420,641
Noninterest expense	16,172,264	124,527	16,296,791
Income (loss) before income taxes	3,041,580	(176,811)	2,864,769
Segment assets (liabilities)	269,497,314	(73,705)	269,423,609

13.   SHAREHOLDERS' EQUITY

Capital Adequacy - The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2002, the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the various regulators categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table below.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002

Total capital (to risk weighted assets):
Consolidated	$ 24,973	13%	$ 14,919	8%	N/A	N/A
Bank	30,068	16%	14,847	8%	$ 18,559	10%

Tier I capital (to risk weighted assets):
Consolidated	22,668	12%	7,459	4%	N/A	N/A
Bank	27,763	15%	7,424	4%	11,135	6%

Tier I capital (to average assets):
Consolidated	22,668	8%	11,131	4%	N/A	N/A
Bank	27,763	10%	11,093	4%	13,867	5%

As of December 31, 2001

Total capital (to risk weighted assets):
Consolidated	$ 23,638	14%	$ 13,679	8%	N/A	N/A
Bank	24,167	14%	13,460	8%	$ 16,825	10%

Tier I capital (to risk weighted assets):
Consolidated	21,641	13%	6,840	4%	N/A	N/A
Bank	22,107	13%	6,730	4%	10,095	6%

Tier I capital (to average assets):
Consolidated	21,641	7%	11,704	4%	N/A	N/A
Bank	22,107	8%	10,757	4%	13,446	5%

Dividend Limitation - The amount of dividends paid by the Bank to the Company is limited by various banking regulatory agencies.  Any such dividends will be subject to maintenance of required capital levels. The Georgia Department of Banking and Finance requires prior approval for a bank to pay dividends in excess of 50% of its prior year's earnings. The amount of dividends available from the Bank without prior approval from the regulators for payment in 2003 is approximately $928,000.

14.   RELATED-PARTY TRANSACTIONS

Certain of the Company's directors, officers, principal shareholders, and their associates were customers of, or had transactions with, the Company or the Bank in the ordinary course of business during 2002.  Some of the Company's directors are directors, officers, trustees, or principal securities holders of corporations or other organizations that also were customers of, or had transactions with, the Company or the Bank in the ordinary course of business during 2002.

All outstanding loans and other transactions with the Company's directors, officers, and principal shareholders were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectibility or present other unfavorable features.

The following table summarizes the activity in these loans during 2002:

Balance at December 31, 2001	$ 6,559,324
New loans	4,395,923
Repayments	(5,047,044)

Balance at December 31, 2002	$ 5,908,203

15.   SUPPLEMENTARY INCOME STATEMENT INFORMATION

Components of other operating expenses in excess of 1% of total income in any of the respective years are approximately as follows:

	2002	2001	2000

Professional services - legal	$ 179,195	$ 346,610	$ 123,693
Professional services - other	521,540	675,983	463,296
Stationery and supplies	259,230	308,976	295,202
Advertising	197,166	412,696	429,233
Data processing	1,221,228	1,145,749	1,073,899
Postage	139,968	167,599	425,024
Telephone	440,476	440,393	522,505
Other losses	195,302	728,851	804,718
Security and protection expense	320,493	355,871	264,814

16.  CONDENSED FINANCIAL INFORMATION OF CITIZENS BANCSHARES CORPORATION (PARENT ONLY)

	December 31,
	2002	2001
Balance Sheets
Assets:
Cash	$ 155,641	$ 136,589
Investment in Bank	28,117,205	21,957,001
Investment in mortgage services subsidiary	-	757,196
Investment in Trust	155,000	-
Other assets	739,702	38,260

	$ 29,167,548	$ 22,889,046
Liabilities and stockholders' equity:
Note payable	$ 739,668	$ 939,668
Trust preferred securities	5,000,000	-
Other liabilities	386,051	176,495
Total liabilities	6,125,719	1,116,163
Stockholders' equity	23,041,829	21,772,883

	$ 29,167,548	$ 22,889,046

	For the Years Ended December 31,
	2002	2001	2000
Statements of Income and Comprehensive Income

Dividends from subsidiaries	$ 941,489	$ 948,206	$ 369,014
Other revenue	15,341	4,248	3,775
Total revenue	956,830	952,454	372,789

Interest expense	187,653	35,321	56,059
Other expense	225,293	284,484	124,527

Total expenses	412,946	319,805	180,586

Income before income tax benefit
and equity in undistributed
earnings of the subsidiaries	543,884	632,649	192,203

Income tax benefit	146,887	107,818	61,285

Income before equity in undistributed
earnings of the subsidiaries	690,771	740,467	253,488

Equity in undistributed earnings of the subsidiaries	744,766	549,874	1,847,660

Net income	1,435,537	1,290,341	2,101,148
Other comprehensive income (loss)	551,989	(564,728)	1,540,265

Comprehensive income	$ 1,987,526	$ 725,613	$ 3,641,413

	Years Ended December 31,
	2002	2001	2000
Statements of Cash Flows

Cash flows from operating activities -
Net income	$ 1,435,537	$ 1,290,341	$ 2,101,148
Adjustments to reconcile net income to
net cash used in operating activities:
Equity in earnings of the subsidiaries	(1,686,255)	(1,498,080)	(2,216,724)
Change in other assets	(701,442)	86,626	(20,075)
Change in other liabilities	209,556	107,999	36,905
Net cash used in operating activities	(742,604)	(13,114)	(98,746)

Cash flows from investing activities:
Investment in subsidiaries	(4,261,253)	(200,000)	(150,000)
Dividends from subsidiaries	941,489	948,206	369,014

Net cash provided by investing activities	(3,319,764)	748,206	219,014

Cash flows from financing activities:
Payment on note payable	(200,000)	(200,000)	(195,246)
Dividends paid	(337,897)	(374,223)	(356,511)
Proceeds from note payable	-	499,914	-
Proceeds from trust preferred securities	5,000,000	-	-
Purchase of treasury stock	(380,683)	(575,491)	(169,785)
Net cash provided by (used in) financing activities	4,081,420	(649,800)	(721,542)

Net change in cash	19,052	85,292	(601,274)

Cash:
Beginning of year	136,589	51,297	652,571
End of year	$ 155,641	$ 136,589	$ 51,297

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$ 183,892	$ 33,990	$ 58,449
Income taxes	$ 568,195	$ 1,169,713	$ 980,000

Noncash investing activity -
Change in Bank's unrealized gain (loss) on
investment securities available for sale,
net of tax	$ (551,989)	$ 564,728	$ 1,540,265

17.    ACQUISITION

On February 28, 2003, the Company acquired CFS Bancshares, Inc., a bank holding company which wholly owns Citizens Federal Savings Bank of Birmingham, Alabama, for approximately $9,055,000 in cash.  This transaction will allow the Company to begin serving customers in the Birmingham metropolitan area.  The Company has not completed its assessment of the allocation of the purchase price to assets and liabilities acquired in the transaction.

SELECTED STATISTICAL INFORMATION

            The following statistical information is provided for the Company by the years ended December 31, 2002, 2001 and 2000.  The data is presented using daily average balances.  The data should be read in conjunction with the financial statements appearing elsewhere in this Annual Report on Form 10-K.

Average Balance Sheets, Interest Rate, and Interest Differential

Condensed consolidated average balance sheets for the dates indicated are presented below (amounts in thousands):

		2002			2001			2000
		Interest			Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balances	Expense	Rate	Balances	Expense	Rate	Balances	Expense	Rate
Assets:

Interest-earning assets:
Loans, net (a)	$157,867	$ 12,748	8.08%	$158,289	$ 14,866	9.39%	$159,583	$ 15,505	9.72%

Investment securities:
Taxable (b)	55,529	2,984	5.37%	41,092	2,445	5.95%	44,567	2,824	6.34%
Nontaxable (c)	20,704	1,436	6.94%	13,223	930	7.03%	9,642	700	7.26%
Federal funds sold	493	8	1.62%	937	31	3.31%	498	31	6.22%
Interest bearing deposits	14,505	324	2.23%	16,377	606	3.70%	5,527	360	6.51%
Total interest-earning assets	249,098	$ 17,500	7.03%	$229,918	$ 18,878	8.21%	$219,817	$ 19,420	8.83%

Other non-interest earning assets	29,179			30,165			29,455

Total Assets	$278,277			$260,083			$249,272

Liabilities and stockholders' equity:

Interest bearing liabilities:

Deposits:
Interest bearing demand and savings	$89,702	$ 1,605	1.79%	$77,071	$ 2,171	2.82%	$72,496	$ 2,555	3.52%
Time	91,350	2,796	3.06%	92,232	4,606	4.99%	84,934	4,374	5.15%
Other borrowings	18,529	867	4.68%	11,340	691	6.09%	12,384	767	6.19%
Total interest bearing liabilities	$199,581	$ 5,268	2.64%	$180,643	$ 7,468	4.13%	$169,814	$ 7,696	4.53%

Other non-interest bearing liabilities	56,096			57,092			59,452
Stockholders' equity (d)	22,600			22,348			20,006

Total liabilities and stockholders' equity	$278,277			$260,083			$249,272

Excess of interest-earning assets over
Interest-bearing liabilities	$49,517			$49,275			$50,003

Ratio of interest-earning assets to
Interest-bearing liabilities	124.81%			127.28%			129.45%

Net interest income		$ 12,232			$ 11,410			$ 11,724

Net interest spread			4.39%			4.08%			4.30%

Net interest yield on interest earning assets			4.91%			4.96%			5.33%

(a) Average loans are shown net of unearned income, discounts and the allowance for loan losses. Nonperforming loans are also included.

(b) Includes dividend income.

(c) Reflects taxable equivalent adjustments using a tax rate of 34% to adjust interest on tax-exempt investment securities to a fully taxable basis, including the impact of the disallowed interest expense related to carrying such tax-exempt securities.

(d) Includes both voting and non-voting common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The Company

Citizens Bancshares Corporation (the "Company") is a bank holding company that wholly owns, Citizens Trust Bank (the "Bank").  The Company, through the Bank, provides a full range of commercial banking and mortgage brokerage services to individuals and corporate customers in its two primary market areas, metropolitan Atlanta and Columbus, Georgia.   The Bank is a member of the Federal Reserve System and operates under a state charter.  The Company serves its customers through eleven full-service bank branches.

All significant intercompany accounts and transactions have been eliminated in consolidation.

The following discussions of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and related notes, appearing in other sections of this Annual Report.

Forward Looking Statements

In addition to historical information, this Annual Report on Form 10-K may contain forward-looking statements. For this purpose, any statements contained herein, including documents incorporated by reference, that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties. Without limiting the foregoing, the words "believe," "anticipates," "plan," expects," and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are based on current management expectations and, by their nature, are subject to risk and uncertainties because of the possibility of changes in underlying factors and assumptions. Actual conditions, events or results could differ materially from those contained in or implied by such forward-looking statements for a variety of reasons, including: sharp and/or rapid changes in interest rates; significant changes in the economic scenario from the current anticipated scenario which could materially change anticipated credit quality trends and the ability to generate loans and gather deposits; significant delay in or inability to execute strategic initiatives designed to grow revenues and/or control expenses; unanticipated issues during the integration of acquisitions; and significant changes in accounting, tax or regulatory practices or requirements. The Company undertakes no obligation to, nor does it intend to, update forward-looking statements to reflect circumstances or events that occur after the date hereof or to reflect the occurrence of unanticipated events.

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which often require the judgment of management in the selection and application of certain accounting principles and methods.  Management believes the quality and reasonableness of its most critical policies enable the fair presentation of its financial position and results of operations.

In response to the Securities and Exchange Commission's ("SEC") Release No. 33-8040, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, the Company has identified the following as the most critical accounting policies upon which its financial status depends. The critical policies were determined by considering accounting policies that involve the most complex or subjective decisions or assessments by the Company's management.  The Company's most critical accounting policies are:

Investment Securities -  The Company classifies investments in one of three categories based on management's  intent upon purchase:  held to maturity securities which are reported at amortized cost, trading  securities  which  are   reported  at  fair  value  with unrealized  holding gains  and losses  included in  earnings, and available for  sale securities  which are recorded  at fair value with unrealized holding gains  and losses included as a component of accumulated other comprehensive income.  The Company had no investment securities classified as trading securities during 2002, 2001 or 2000.

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

Loans - Loans are reported at principal amounts outstanding less unearned income and the allowance for loan losses.   Interest income on loans is recognized on a level yield basis.  Loan fees and certain direct origination costs are deferred and amortized over the estimated terms of the loans using the level-yield method.  Discounts on loans purchased are accreted using the level yield method over the estimated remaining life of the loan purchased.

Allowance for Loan Losses - The Company provides for estimated losses on loans receivable when any significant and permanent decline in value occurs.  These estimates for losses are based on individual assets and their related cash flow forecasts, sales values, independent appraisals, the volatility of certain real estate markets, and concern for disposing of real estate in distressed markets.  For loans that are pooled for purposes of determining necessary provisions, estimates are based on loan types, history of chargeoffs, and other delinquency analyses.  Therefore, the value used to determine the provision for losses is subject to the reasonableness of these estimates.  The adequacy of the allowance for loan losses is reviewed on a monthly basis by management and the Board of Directors.  On a quarterly basis a comprehensive review of the adequacy of allowance for loan losses is performed.  This assessment is made in the context of historical losses as well as existing economic conditions, performance trends within specific portfolio segments, and individual concentrations of credit.  Loans are charged against the allowance when, in the opinion of management, such loans are deemed to be uncollectible and subsequent recoveries are added to the allowance.

A description of the Company's other accounting policies are summarized in Note 1, Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Selected Financial Data

The following selected financial data for Citizens Bancshares Corporation and subsidiaries should be read in conjunction with the consolidated financial statements and related notes appearing in another section of this Annual Report.

Years ended December 31,
	2002	2001	2000	1999	1998
(amounts in thousands, except per share data and financial ratios)
Statement of income data:
Net interest income	$ 11,745	$ 11,095	$ 11,485	$ 10,435	$ 9,209
Provision for loan losses	$ 1,660	$ 1,810	$ 744	$ 287	$ 175
Net income	$ 1,436	$ 1,290	$ 2,101	$ 1,881	$ 1,766
Per share data:
Net income	$ 0.68	$ 0.59	$ 0.95	$ 0.87	$ 0.82
Book value	$ 11.08	$ 10.23	$ 9.98	$ 8.47	$ 8.56
Cash dividends declared	$ 0.15	$ 0.17	$ 0.16	$ 0.15	$ -
Balance sheet data:
Loans, net of unearned income and discounts	$ 174,707	$ 157,914	$ 160,026	$ 133,622	$ 118,661
Deposits	$ 228,611	$ 259,619	$ 230,863	$ 182,813	$ 184,672
Notes payable	$ 740	$ 1,270	$ 640	$ 835	$ 1,427
Advances from Federal Home Loan Bank	$ 18,750	$ 10,000	$ 10,000	$ 10,000	$ -
Trust Preferred Securities	$ 5,000	$ -	$ -	$ -	$ -
Total assets	$ 279,490	$ 296,261	$ 267,278	$ 215,510	$ 206,827
Average stockholders' equity	$ 22,600	$ 22,348	$ 20,006	$ 18,467	$ 17,283
Average assets	$ 278,277	$ 260,083	$ 249,272	$ 209,403	$ 194,260
Ratios:
Net income to average assets	0.52%	0.50%	0.84%	0.90%	0.91%
Net income to average stockholders' equity	6.35%	5.77%	10.50%	10.19%	10.22%
Dividend payout ratio	22.80%	29.00%	16.97%	17.26%	- %
Average stockholders' equity to average assets	8.12%	8.59%	8.03%	8.82%	8.90%

In 2002, the Company reported net income of $1,436,000, a 11 percent increase over net income of $1,290,000 in 2001, which represented a 39 percent decrease over 2000.  The decrease in 2001 is primarily due to the $1,066,000 increase in the provision for loan losses, representing a 143.18 percent increase over 2000. Basic and Diluted earnings per share for 2002 was $0.68, compared with $0.59 per share in 2001 and $0.95 per share in 2000,  representing a 15 percent increase in 2002 and a 38 percent decrease in 2001.  Pretax income for 2002 increased $66,000, or 4 percent, over 2001 while income tax expense decreased 38 percent over the same period.  The statutory federal rate was 34 percent for both 2002 and 2001.  The decrease in the effective tax rate in 2002 is due to the increase in tax-exempt interest income.

Average interest earning assets in 2002 increased 8 percent for year ended December 31, 2002 over 2001 due principally to a 40 percent increase in average investment securities.  The average earning asset mix in 2002 changed from 2001 with loans, net at 63 percent and 69 percent for 2002 and 2001, respectively, and total investment securities at 31 percent and 24 percent for 2002 and 2001, respectively.  The mix of earning assets is monitored on a continuous basis in order to place the Company in a position to react to interest rate movements and to maximize the return on earning assets.

The ratio of average stockholders' equity to average assets is one measure used to determine capital strength.  Overall, the Company's capital position remains strong as the ratio of average stockholders' equity to average assets for 2002 was 8 percent compared to 9 percent in 2001 and 8 percent in 2000.   Another key capital ratio, the Company's net income to average stockholders' equity (Return on Equity), was 6 percent in 2002 and 2001, and 10 percent in 2000.

Financial Condition

At December 31, 2002, The Company's total assets decreased by $16,770,000, or 6 percent to $279,490,000 compared to total assets of $296,261,000 in 2001.  Much of this decrease is due to several corporate and governmental customers that make significant monthly deposits and withdrawals.  These funds fluctuate monthly due to these entities operating needs.  In 2001, total assets increased $27,222,000 or 10.19 percent over the previous year end levels is also attributed to corporate and governmental customers' deposit activities.

Federal funds sold and interest bearing deposits with banks decreased $1,560,000 or 100 percent, and $22,066,000 or 59 percent, respectively at December 31, 2002.  These decreases were offset partially by a $16,166,000 or 10 percent increase in loans, net outstanding at the end of 2002.  In 2001, Federal funds sold increased $1,510,000, interest bearing deposits with banks increased $24,254,000 and purchased certificates of deposits increased $2,100,000 over amounts reported at the end of 2000.  These increases were offset partially by a $1,383,000 decrease in loans, net outstanding at the end of 2001.  The Company's earning assets mix changed in 2002 from 2001 to maximize earning yield, to react to the interest rate environment and to ensure adequate liquidity.

Premises and equipment increased $620,000 or 10 percent at December 31, 2002 over 2001.  The increase is attributed to a new state-of-the-arts image processing system implemented in 2002.  The system, developed by BISYS Document Solutions, has enabled the bank to process checks through the latest image technology with ease and efficiency.  At December 31, 2001, premises and equipment decreased $634,000 or 9.4 percent compared to December 31, 2000.  This decrease is attributable to the sale of a branch building, and the Company did not renew its lease on another branch building in 2001.  Also, in 2001, due to the closure of all Cub Foods Stores in the Atlanta metropolitan area, the Company closed the in-store branch at this location.

Cash value of life insurance, a comprehensive compensation program for senior management and the directors of the Company, decreased $137,000 at December 31, 2002.   The decrease is due to the redemption of policies on several senior managers who are no longer with the Company and the payout of a policy.  In 2001, Cash value of life insurance increased approximately $944,000 as a result of additional premiums paid and earnings on such premiums.

Investment Portfolio

The composition of the Company's total investment securities portfolio reflects the Company's investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the Company's investment strategy are to maintain an appropriate level of liquidity and provide a tool to assist in controlling the Company's interest rate sensitivity position while at the same time producing adequate levels of interest income.

As of December 31, 2002, investment securities comprised approximately 20 percent of the Bank's assets.  The investment portfolio had a fair market value of $56,484,000 and an amortized cost of $55,739,000, for a total unrealized loss of $745,000.  As of December 31, 2001, investment securities comprised approximately 22 percent of the Bank's assets.  The investment portfolio had a fair market value of $64,323,000 and an amortized cost of $64,480,000, for a total unrealized loss of $157,000.

In January 2001, the Company transferred held-to-maturity securities that had an amortized cost of $2,198,000, and an estimated fair market value of $2,213,000 into available-for-sale securities.  This decision was due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities.  The Company's adoption of SFAS 133 in January, 2001, did not impact fiscal year 2001 net income.

Total investments classified as held-to-maturity as of December 31, 2002, were $2,376,000, amortized cost ($2,511,000 estimated fair value), compared to $2,676,000, amortized cost ($2,744,000 estimated fair value) as of December 31, 2001.  Total investments classified as available-for-sale were $53,972,000, at fair value ($53,364,000 amortized cost) as of December 31, 2002, compared to $61,579,000 at fair value ($61,804,000 amortized cost) as of December 31, 2001.

The following table shows the contractual maturities of all investment securities at December 31, 2002 and the weighted average yields (on a fully taxable basis assuming a 34 percent tax rate) of such securities.  Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties (amounts in thousands, except yields):

			Maturing
	Within 1 Year		Between 1 and 5 Years		Between 5 and 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

U.S. Treasury and
U.S. Government agencies	$-	-	$2,010	3.65%	$2,027	5.59%	$-	-

Mortgage-backed securities (a)	-	-	542	4.83%	4,691	3.88%	27,102	4.69%

State, County, and
Municipal Securities	435	4.39%	1,045	4.44%	6,467	4.75%	10,718	4.58%

Other equity securities (b)	-		-		-		1,311	(b)
Totals	$435		$3,597		$13,185		$39,131

(a) Mortgage-backed securities have been categorized at their average life according to their projected speed of repayment. Principal repayments will occur at varying dates throughout the terms of the mortgages.

(b) Other equity securities are primarily comprised of investments in preferred stock of the Fannie Mae Corporation and Federal Home Loan Mortgage Corporation. These investments have no specific maturity date or yield.

Provision and Allowance for Loan Losses

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

Reviews of nonperforming loans, designed to identify potential charges to the reserve for possible loan losses, as well as to determine the adequacy of the reserve, are made on a continuous basis during the year.  These reviews are conducted by the responsible lending officers, a separate independent review process, and the internal audit division. They consider such factors as trends in portfolio volume, quality, maturity and composition; industry concentrations; lending policies; new products; adequacy of collateral; historical loss experience; the status and amount of non-performing and past-due loans; specific known risks; and current, as well as anticipated specific and general economic factors that may affect certain borrowers.  The conclusions are reviewed and approved by senior management. When a loan, or a portion thereof, is considered by management to be uncollectible, it is charged against the reserve. Any recoveries on loans previously charged off are added to the reserve.

The provision for loan losses is the annual cost of providing the allowance or reserve for the estimated losses on loans in the portfolio.  The charge against operating earnings is necessary to maintain the allowance for loan losses at an adequate level as determined by management.  The provision is determined based on growth of the loan portfolio, the amount of net loans charged-off, and management's estimation of potential future loan losses based on an evaluation of loan portfolio risks, adequacy of underlying collateral, and economic conditions, particularly in the metropolitan Atlanta area.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses.  Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.  In 2002, the provision for loan losses decreased slightly to $1,660,000 from $1,810,000 as was reported in 2001, for a total decrease of $150,000.

The Company's allowance for loan losses was approximately $2,630,000 or 1.51 percent of loans, net of unearned income at December 31, 2002, and $2,003,000 or 1.27% percent of loans, net of unearned income for the same period in 2001.  During 2000, the Company purchased loans with a principal balance of $26.0 million at a discount of $3.1 million from the Federal Deposit Insurance Corporation (the "FDIC") (see Note 3 to the Consolidated Financial Statements).  Management evaluated the fair value of the loans acquired and determined, in accordance with its policy, that $1.4 million of the discount be allocated to the allowance for loan losses.  The remaining discount is being accreted over the estimated remaining lives of the purchased loans. Accretion of the discount resulted in an adjustment to interest income of approximately $201,000, $193,000 and $187,000 during 2002, 2001 and 2000, respectively.  Management believes that the allowance for loan losses at December 31, 2002 is adequate to provide for potential loan losses given past experience and the underlying strength of the loan portfolio.

Deposits

Deposits remain the Company's primary source of funding loan growth.  Total deposits at December 31, 2002 decreased almost $31,000,000, or 12 percent, to $228,611,000 compared with $259,619,000 at December 31, 2001, which was an increase of 12 percent increase over the total deposits of $230,863,000 at December 31, 2000.   The Company has Corporate and Governmental customers that have significant deposit and withdrawal activities that impact deposits balance significantly.

Average interest-bearing deposits at December 31, 2002 totaled $181,052,000, an $11,749,000 or 7 percent increase over 2001 of $169,303,000.  The increase in interest-bearing deposits was primarily attributable to a 16 percent increase interest-bearing demand deposits and savings deposits offset partially by a 1 percent decrease in time deposits.  The decrease in time deposits was due to a strategic decision by management to restrict the growth of higher yielding deposits and re-channel these deposits, where possible, to lower cost deposit products.  At December 31, 2002, average noninterest-bearing deposits decreased slightly by $996,000 or 2 percent over 2001.  For additional information about deposit maturities and composition, see Note 5, Deposits, in the Notes to Consolidated Financial Statements.

Other Borrowed Funds

While the Company continues to emphasize funding earning asset growth through deposits, average earning assets growth has exceeded deposit growth.  As a result, the Company relied on other borrowings as a supplemental funding source.  At December 31, 2002, the Company's average borrowed funds increased $7,189,000 to $18,529,000 in 2002 and decreased $1,044,000 to 11,340,000 in 2001.  The average interest rate on other borrowings was 4.68 percent in 2002 and 6.09 percent in 2001. Other borrowings primarily consist of Federal Home Loan Bank (the "FHLB") advances and a pooled trust preferred securities.  The Bank had an average outstanding advance from the FHLB of $15,229,000 at December 31, 2002 and $10,143,000 in 2001.  The advances are collateralized by a blanket lien on the Company's 1-4 family mortgage loans.

During the second quarter of 2002, the Company issued $5,000,000 of pooled trust preferred securities to increase its capital position to purchase CFS Bancshares, Inc., a bank holding company which wholly owns Citizens Federal Savings Bank of Birmingham, Alabama.  The Company completed the purchase of CFS Bancshares, Inc. on February 28, 2003.  The average outstanding pooled trust preferred securities at December 31, 2002 was $2,497,000.  For additional information regarding the Company's other borrowings, see Note 6, Other Borrowings, in the Notes to Consolidated Financial Statements.

Disclosure about Contractual Obligations and Commitments

The following tables identify the Company's aggregated information about contractual obligations and commercial commitments at December 31, 2002.

	Payments Due by Period
Contractual Obligations	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Warehouse lines of credit	$-	$-	$-	$-	$-
FHLB advances	18,750,000	-	5,000,000	-	23,750,000
Short-term debt	739,668	-	-	-	739,668
Operating leases	406,415	745,298	119,034	-	1,270,747
	$19,896,083	$745,298	$5,119,034	$-	$25,760,415

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Commitments to extend credit	$29,110,000	$-	$-	$-	$29,110,000
Standby letters of credit	1,256,000	-	-	-	1,256,000
	$30,366,000	$-	$-	$-	$30,366,000

Liquidity Management

Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities.  Liquidity management involves maintaining the Company's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs.  Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves. Additionally, the Company requires cash for various operating needs including: dividends to shareholders; business combinations; capital injections to its subsidiaries; the servicing of debt; and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends from its bank subsidiary.  The Georgia Department of Banking and Finance regulates the dividend payments and must approve dividend payments that would exceed 50 percent of the Bank's prior year net income.  The payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.  At December 31, 2002, the amount the Bank could pay was approximately $951,000 in dividends to the Company without prior regulatory approval.  Also, the Company has access to various capital markets. The Company does not anticipate any liquidity requirements in the near future that it will not be able to meet.

Asset and liability management functions not only serve to assure adequate liquidity in order to meet the needs of the Company's customers, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can earn a return that meets the investment requirements of its shareholders.  Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both requirements.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities and, to a lesser extent, sales of investment securities available for sale and trading account securities.  Other short-term investments such as federal funds sold, securities purchased under agreements to resell and maturing interest bearing deposits with other banks, are additional sources of liquidity funding.

The liability portion of the balance sheet provides liquidity through various customers' interest bearing and noninterest bearing deposit accounts.  Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are additional sources of liquidity and, basically, represent the Company's incremental borrowing capacity.  These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs.

Capital Resources

Stockholders' equity increased by $1,269,000 during 2002.  This increase is primarily due to increases in retained earnings and accumulated other comprehensive income of $1,098,000 and $552,000, respectively, partially offset by $381,000 of treasury stock purchases.  Stockholders' equity decreased by $224,000 in 2001 primarily due to treasury stock purchases and dividends paid by the Company.

Dividends of $338,000 were paid on the Company's common stock in 2002, representing a 10 percent decrease over 2001.  This decrease is primarily attributed to the reduction of common shares outstanding due to treasury stock purchases and a reduction in the annual dividend rate to $0.16 per common share in 2002 from $0.17 per common share in 2001.  The dividend payout ratio was 24 percent, 29 percent and 17 percent for 2002, 2001 and 2000, respectively.  The Company intends to continue a dividend payout ratio that is competitive in the banking industry while maintaining an adequate level of retained earnings to support continued growth.  Subsequent to year end, the Company's Board of Directors approved $0.15 per common share to be paid in 2003.

A strong capital position, which is vital to the continued profitability of the Company, also promotes depositor and investor confidence and provides a solid foundation for the future growth of the organization.  The Company has satisfied its capital requirements principally through the retention of earnings.  The ratio of average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength.  Overall, the Company's capital position remains strong as the ratio of average stockholders' equity to average assets for 2002 was 8.12 percent compared with 8.59 percent in 2001 and 8.03 percent in 2000.

In addition to the capital ratios mentioned above, banking industry regulators have defined minimum regulatory capital ratios that the Company and the Subsidiary Banks are required to maintain.  These risk-based capital guidelines take into consideration risk factors, as defined by the regulators, associated with various categories of assets, both on and off of the balance sheet.  The minimum guideline for the ratio of total capital to risk-weighted assets is 8 percent.  Total capital consists of two components, Tier 1 Capital and Tier 2 Capital.  Tier 1 Capital generally consists of common shareholders' equity, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets.  Tier 1 Capital must equal at least 4 percent of risk-weighted assets.  Tier 2 Capital generally consists of subordinated debt, other preferred stock and hybrid capital and a limited amount of loan loss reserves.  The total amount of Tier 2 Capital is limited to 100 percent of Tier 1 Capital.  At December 31, 2002 our ratio of total capital to risk-weighted assets was 13 percent and our ratio of Tier 1 Capital to risk-weighted assets was 12 percent.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies.  These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3 percent for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk.  All other bank holding companies generally are required to maintain a leverage ratio of at least 4 percent. At December 31, 2002, our leverage ratio was 8 percent.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the principal component of a financial institution's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest bearing liabilities can materially impact net interest income.  During 2002, 2001 and 2000 the Company's net interest income was affected by the Federal Reserve adjusting the federal funds target rate.  During 2002, the federal funds target began at 1.75 percent, was adjusted downward once, and ended the year at 1.25 percent.  During 2001, the federal funds target rate began at 6.5%, was adjusted downward 11 times, and ended the year at 1.75%.

Net interest income, on a fully tax-equivalent basis, accounted for 69 percent of net interest income and noninterest income before provision for loan losses in 2002, 58 percent in 2001 and 59 percent in 2000.  The level of such income is influenced primarily by changes in volume and mix of earning assets, sources of noninterest income and sources of funding, market rates of interest, and income tax rates.  The Company's Asset/Liability Management Committee ("ALCO") is responsible for managing changes in net interest income and net worth resulting from changes in interest rates based on acceptable limits established by the Board of Directors.  The ALCO reviews economic conditions, interest rate forecasts, the demand for loans, the availability of deposits, current operating results, liquidity, capital, and interest rate exposures.  Based on such reviews, the ALCO formulates a strategy that is intended to implement objectives set forth in the asset/liability management policy.

The following table represents the Company's net interest income on a tax-equivalent basis.  Interest income on tax-exempt investment securities was adjusted to reflect the income on a tax-equivalent basis (considering the effect of the disallowed interest expense related to carrying these tax-exempt investment securities) using a nominal tax rate of 34 percent for 2002, 2001, 2000.

	December 31,
	2002	2001	2000

Interest Income	$ 17,012	$ 18,563	$ 19,182
Tax-equivalent adjustment	488	315	238

Interest income, tax-equivalent basis	17,500	18,878	19,420
Interest expense	(5,268)	(7,468)	(7,696)

Net interest income, tax equivalent basis	12,232	11,410	11,724

Provision for loan losses	(1,660)	(1,810)	(744)
Noninterest income	6,012	8,537	8,420
Noninterest expense	(14,532)	(16,324)	(16,297)

Income before income taxes	2,052	1,813	3,103

Income tax expense	(128)	(208)	(764)
Tax-equivalent adjustment	(488)	(315)	(238)
Income tax expense, tax-equivalant basis	(616)	(523)	(1,002)

Net income	$ 1,436	$ 1,290	$ 2,101

Net interest income on a tax-equivalent basis for 2002 increased 822,000 or 7 percent over 2001 after decreasing $314,000 or 3 percent in 2001 as compared to 2000.  The increase in 2002 was due to the Company's ability to increase earning assets through investment securities purchases and its ability to manage the average rate paid on interest-bearing liabilities.  The average rate paid on interest-bearing liabilities decreased 149 basis points from 2001 to 2002, while yields on earning assets decreased 118 basis points over the same period.   As a result of rapid interest rate decreases during 2001 and competition from local area banks, the Company was unable to pass along the additional cost of funding the Bank's earning assets.  The average rate paid on interest-bearing liabilities decreased 40 basis points from 2000 to 2001, while yields on earning assets decreased 62 basis points over the same period.  The Company's net interest margin in 2002, 2001, and 2000 was 4.91 percent, 4.96 percent, and 5.33 percent, respectively.

As compared to 2001, the 2002 yield on average earning assets decreased due to decreases in yields on all asset categories, including a 131 basis point decrease in the yield on loans, net.  The decrease in yields was primarily attributable to the purchase, origination, and repricing of interest earning assets at lower rates, as a result of the decrease in the fed funds target rate during 2002.  In 2002, average earning assets increased $19,180,000 due primarily to a $21,918,000 increase in investment securities, partially offset by a $1,842,000 decrease in interest bearing deposits with banks.  For the year ended December 31, 2002, total interest income decreased $1,551,000 or 8 percent over 2001 due primarily to a $2,118,000 or 14 percent decrease in interest income on loans, net, partially offset by a $872,000 increase in investment securities income.

Total interest expense decreased $2,200,000 or 29 percent in 2002 due to a 149 basis point decrease in the average rate paid, partially offset by a 10 percent increase in the average volume of interest bearing liabilities.  Interest expense on deposits decreased $2,376,000 or 35 percent, partially offset by a $175,000 increase in interest paid on other borrowings.

Total interest income decreased $618,000 or 3 percent in 2001 over 2000 due to a 62 basis point decrease in the yield on average earning assets. This decrease in yields was primarily attributable to the purchase, origination and repricing of interest earning assets at lower rates, as a result of the decrease in the fed funds target rate during 2001. Average earning assets increased $10,101,000 in 2001 due primarily to a $10,850,000 increase in interest bearing deposits with banks, partially offset by a $1,294,000 decrease in net loans.  Total interest expense decreased $228,000 or 3 percent in 2001 due to a 6 percent increase in the average volume of interest bearing liabilities offset by a 40 basis point decrease in the rate paid.

Noninterest Income

Noninterest income consists of revenues generated from a broad range of financial services and activities, including fee-based services, mortgage origination fees, and profits and commissions earned through securities and insurance sales.  In addition, gains and losses realized from the sale of investment portfolio securities and sales of assets are included in noninterest income. Noninterest income totaled $6,012,000 in 2002, a decrease of 30 percent compared to 2001, and $8,537,000 in 2001, an increase of 1 percent over 2000.

Fee income from service charges on deposit accounts decreased 8 percent in 2002 and increased 8 percent in 2001.  A large component of the Company's service charges on deposit accounts is related to insufficient funds, returned check charges, and other customer service fees.  The volume of insufficient funds and returned check charges fluctuates monthly.

Gains on sales of securities were $1,164,000, $1,051,000 and $62,000 in 2002, 2001 and 2000, respectively.  The Company liquidated a portion of its investment portfolio in 2002 and 2001 in anticipation of changes in market conditions and to offset increases in the provision for loan losses.  Gains on sale of assets were $2,000 in 2002, $390,000 in 2001, and $745,000 in 2000.  Gains realized in 2001 and 2000 represent the sales of non-strategic branches.

Origination fees from mortgage activities decreased $1,388,000 or 92 percent in 2002 and $886,000 or 37 percent in 2001.  Over the past several years, the Company's mortgage activities have been unfavorably impacted by decreased loan volume and poor financial performances.  In December 2001, the Company realigned its mortgage subsidiary's operations to become a department of the Bank.   As a department of the Bank, the mortgage operation has reduced excess staff and overhead cost to a level to match loan volume.  For additional information regarding the Company's mortgage activities, see Note 12, Segments, in the Notes to Consolidated Financial Statements.

Other operating income decreased $558,000 or 31 percent in 2002 and increased $96,000 or 6 percent in 2001.  The most significant component of the increase in other operating income in 2001 was related to the receipt of  $396,000 received from the U.S. Department of the Treasury through its Bank Enterprise Award Program.  This program provides community banks the opportunity to increase loans and financial services within the inner city.  In 2002, the Congress of the United States did not renew the Bank Enterprise Award Program which decreased the amount of other operating income reported in 2002.

Noninterest Expense

Noninterest expense totaled $14,532,000 in 2002, a decrease of 11 percent compared to the prior year.  This decrease is primarily due to the closure of the mortgage subsidiary and the realignment of its operations as a department of the Bank.  Also, in 2002, the Company benefited from the elimination of overhead expenditures associated with several unprofitable branches closed in 2001.  Noninterest expense in 2001 was relatively consistent with 2000, $16,324,000 in 2001 and $16,297,000 in 2000.  In 2001 and 2000, noninterest expense includes the opening and overhead cost of several new branches which replaced unprofitable branches closed during the same period.

Salaries and employee benefits expense decreased 5 percent for 2002 compared to a decrease of 2 percent for 2001 and an increase of 1 percent in 2000.  The decreases in salaries and employee benefits for 2002 and 2001 were primarily due to decreased employee headcount as the Company consolidated several under performing branches and its mortgage subsidiary in 2001 to control overhead expenses. Salaries and employee benefits expense decreased $389,000 in 2002 over 2001 and $128,000 in 2001 over 2000.

Net occupancy and equipment expense decreased 4 percent in 2002 and 3 percent in 2001.  The decrease in net occupancy and equipment expense in 2002 and 2001 were due primarily to the closure of three branches in 2001.  It is management intent to continue to review and consolidate branches it determines are unprofitable to control overhead costs.

Other operating expenses decreased $1,312,000 or 21 percent in 2002 to $5,050,000 after increasing 4 percent in 2001 to $6,363,000.  The decrease in 2002 is primarily due to the reduction of other losses by $534,000, marketing and advertising expenses by $216,000, and legal services by $167,000.  These reductions reflect management's effort to reduce and control non-revenue generating costs, with the exception of marketing cost.  The reductions in marketing cost are attributable to using community based marketing publications and radio advertising, which were more cost effective in reaching the Company's target market, instead of television advertising.  The increases in 2001 were primarily due to a combination of data processing costs, marketing expenses associated the opening of new branches and new products, the integration of loans and deposits purchased from the FDIC, and other expenses related to normal business operation.

Income Taxes

Income tax expense decreased by $79,000, or 38 percent, to $129,000 for the year ended December 31, 2002.  The effective tax rate as a percentage of pretax income was 8 percent in 2002, 14 percent in 2001, and 27 percent in 2000.  The statutory federal rate was 34 percent during 2002, 2001, and 2000.  The decrease in the effective tax rate in 2002 was primarily due to the increase in tax-exempt interest income, net of disallowed interest expense earned on obligations of qualifying state and municipal authorities as a percentage of income before income taxes. For further information concerning the provision for income taxes, refer to Note 7, Income Taxes, in the Notes to Consolidated Financial Statements.

Quarterly Financial Data (Unaudited)

The following table presents the Company's quarterly financial data for the years ended December 31, 2002 and 2001 (amounts in thousands):

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	2002	2002	2002	2002	2001	2001	2001	2001

Interest Income	$ 4,181	$ 4,281	$ 4,253	$ 4,297	$ 4,940	$ 4,815	$ 4,517	$ 4,291
Interest expense	1,500	1,317	1,228	1,223	2,052	1,950	1,777	1,689
Net Interest income	2,681	2,964	3,025	3,074	2,888	2,865	2,740	2,602

Provision for loans loss	175	225	190	1,070	120	940	670	80
Non-interest income	1,352	1,462	1,292	1,906	2,366	2,631	1,734	1,806
Non-interest expense	3,512	3,733	3,769	3,518	4,051	3,934	4,599	3,740
Income before income taxes	346	468	358	392	1,083	622	(795)	588

Income tax expense (benefit)	25	39	27	37	325	143	(324)	64

Net income (loss)	$ 321	$ 429	$ 331	$ 355	$ 758	$ 479	$ (471)	$ 524

Basic and diluted net income (loss) per common
and common equivalent share outstanding	$ 0.15	$ 0.20	$ 0.16	$ 0.17	$ 0.35	$ 0.22	$ (0.22)	$ 0.24

Recent Accounting Pronouncements and Other Accounting Issues

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses accounting for and reporting of the impairment or disposal of long-lived assets.  The Company adopted the provisions of SFAS No. 144 on January 1, 2002.  The adoption of SFAS No. 144 did not have a significant impact on the Company's consolidated financial statements.

On October 1, 2002, the Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections, which, among other things, requires that gains and losses due to the extinguishment of debt be classified as extraordinary items on the consolidated statements of income only if certain criteria are met.  The adoption of SFAS No. 145 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes previous accounting and reporting standards for costs associated with exit or disposal activities by requiring the related liability to be recognized and measured initially at fair value when the liability is incurred.  Under the previous accounting and reporting standards, the liability for exit or disposal costs was recognized at the date management committed to a plan. The adoption of SFAS No. 146 will impact the timing of the recognition of liabilities related to future exit or disposal activities and is effective for such activities that are initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This statement provides guidance on the accounting for the acquisition of a financial institution, which had previously been addressed in SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. The provisions of SFAS No. 147 are effective for acquisitions occurring on or after October 1, 2002.  The adoption is not expected to have a material impact on the consolidated financial statements of the Company.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, by revising the methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS No. 148 also requires additional disclosures in annual and interim financial statements related to stock-based employee compensation.  On December 31, 2002, the Company adopted SFAS No. 148 as it relates to the additional disclosures required for registrants that account for employee stock-based compensation under APB 25.  However, the Company's issued stock options either have no fair value or no effect on the prescribed disclosure and as a result, the adoption of the statement has no effect on the consolidated financial statements of the Company.  For additional information, see the Company's stock option policy within this Note.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which expands the disclosures a guarantor is required to provide in its annual and interim financial statements regarding its obligations for certain guarantees.  Disclosures are required to be included in financial statements issued after December 15, 2002.  FIN 45 also requires the guarantor to recognize a liability for the fair value of the obligation it has assumed for guarantees issued or modified after December 31, 2002.  The adoption of FIN 45 is not expected to have a material effect on the Company's consolidated financial statements.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance.  Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services.  Management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Firstly, the Company has adopted an asset/liability management program to monitor the Company's interest rate sensitivity and to ensure the Company is competitive in the loans and deposit market.  Secondly, the Company performs periodic reviews to ensure its banking services and products are priced appropriately.  Various information shown elsewhere in the Company's 10-K and in the Notes to Consolidated Financial Statements, should be considered in the understanding of how well the Company is positioned to react to changing interest rates and inflationary trends.

